UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
CORRIENTE RESOURCES INC.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.
a jointly owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
and
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
22027E409
(CUSIP Number of Class of Securities (if applicable))

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151
and
Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 105 2688103
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Fax: (212) 308-0132
February 1, 2010
(Date tender offer first published, sent or given to securityholders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$197,944,302	$14,114

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows: the product of (x) 24,519,846, the number of subject company common shares estimated to be held by shareholders in the United States as of February 2, 2010, (y) CAD$8.60, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9387, the inverse of the Bank of Canada’s noon buying rate for Canadian dollars on February 1, 2010.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid:	Registration No.:

Filing Party:

Form:	Dated Filed:

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
EX-1.3
EX-1.4
EX-1.3
EX-1.4
PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     Offer to Purchase and Offer Circular, dated February 1, 2010, including Letter of Transmittal and Notice of Guaranteed Delivery.
Item 2. Informational Legends
     The following legends appear on the inside front cover page of the Offer to Purchase and Offer Circular, dated February 1, 2010:
“NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     The Offer is being made for the securities of a Canadian issuer, and while the Offer is subject to applicable disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
     Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.
     Shareholders in the United States should be aware that the Offeror, CT Holdco, Tongling, CRCC or their respective affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer, as permitted by Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 and any other applicable Laws in Canada. See Section 12 of the Offer, “Market Purchases and Sales of Common Shares”.
     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and the Company are incorporated under the laws of British Columbia, that CT Holdco, Tongling and CRCC are incorporated under the laws of the People’s Republic of China, that all or the majority of the officers and directors of each of the Offeror, CT Holdco, Tongling, CRCC and the Company reside outside the United States, that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, CT Holdco, Tongling, CRCC, the Company and the other above-mentioned persons are located outside the United States.”

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

February 1, 2010

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.,
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.,
a jointly-owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.,
AND
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

OFFER TO PURCHASE
all of the outstanding common shares
of

CORRIENTE RESOURCES INC.
for
Cdn.$8.60 IN CASH FOR EACH COMMON SHARE

CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) hereby offers to purchase (the “Offer”), on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Corriente Resources Inc. (the “Company”), including all Common Shares of the Company that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under the Company’s stock option plan (the “Options”), at a price of Cdn.$8.60 in cash per Common Share.

The Offer is open for acceptance until 5:00 p.m. (Vancouver time) on March 25, 2010 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Board of Directors of the Company (the “Company Board”), upon consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is fair to the holders of Common Shares (the “Shareholders”) and is in the best interests of the Company and, accordingly, the Company Board UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Common Shares under the Offer.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CTQ” and on the NYSE Amex (the “Amex”) under the symbol “ETQ”. The Offer represents a premium of approximately 27% over the Company’s average trading price on the TSX for the 30 trading days prior to and including December 24, 2009, the last trading day prior to the announcement of CT Holdco’s intention to make the Offer.

CIBC World Markets Inc., the independent financial advisor to the Company Board (“CIBC”), delivered an opinion to the Company Board, dated December 28, 2009, to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion and such other matters as CIBC considered relevant, the consideration offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to Shareholders. For further information, see the Directors’ Circular issued by the Company Board accompanying the Offer.

The Offeror is a wholly-owned subsidiary of CRCC-Tongguan Investment Co., Ltd (“CT Holdco”), 50% of the equity of which is held by Tongling Nonferrous Metals Group Holdings Co., Ltd. (“Tongling”) with the other 50% held by China Railway Construction Corporation Limited (“CRCC”). None of the Offeror, CT Holdco, Tongling or CRCC, or any persons acting jointly or in concert with any of them, owns or beneficially owns any Common Shares.

CT Holdco, Tongling, CRCC, and the Company entered into an acquisition support agreement dated December 28, 2009 (the “Support Agreement”) pursuant to which, among other things, CT Holdco agreed to make, and Tongling and CRCC agreed to cause CT Holdco to make, the Offer, and the Company agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing acquisition proposals. CT Holdco is also party to lock-up agreements dated December 28, 2009 (the “Lock-Up Agreements”) with all officers and directors of the Company (collectively, the “Locked-Up Shareholders”) and to additional lock-up agreements dated January 29, 2010 (the “Additional Lock-Up Agreements”) with certain members of management of the Company’s Ecuador operations (the “Additional Locked-Up Shareholders”), pursuant to which each Locked-Up Shareholder and each Additional Locked-Up Shareholder has agreed, among other things, to deposit under the Offer all Common Shares held or acquired by them. The aggregate number of Common Shares subject to the Lock-Up Agreements and the Additional Lock-Up Agreements, including Common Shares receivable upon exercise of Options held by the Locked-Up Shareholders and the Additional Locked-Up Shareholders, is 10,418,441, or approximately 13.2% of the Common Shares on a fully-diluted basis. On January 25, 2010, CT Holdco assigned to the Offeror substantially all of CT Holdco’s rights, and the Offeror assumed substantially all of CT Holdco’s obligations, under the Support Agreement. See Section 5 “Support Agreement”, and Section 6 “Lock-Up Agreements and Additional Lock-Up Agreements”, of the accompanying Circular.

The Offer is conditional on, among other things, there having been validly tendered to the Offer and not withdrawn at the Expiry Time that number of Common Shares constituting at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis). This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable Laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

A Shareholder who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Shareholder may (a) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Georgeson Shareholder Communications Canada, Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or Information Agent and are accessible on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, CT Holdco, Tongling, CRCC, the Company , the Information Agent or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer, and while the Offer is subject to applicable disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror, CT Holdco, Tongling, CRCC or their respective affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer, as permitted by Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 and any other applicable Laws in Canada. See Section 12 of the Offer, “Market Purchases and Sales of Common Shares”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and the Company are incorporated under the laws of British Columbia, that CT Holdco, Tongling and CRCC are incorporated under the laws of the People’s Republic of China, that all or the majority of the officers and directors of each of the Offeror, CT Holdco, Tongling, CRCC and the Company reside outside the United States, that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, CT Holdco, Tongling, CRCC, the Company and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS

The Offer is being made only for Common Shares and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws exercise such Options in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, or otherwise comply with the procedures established by the Company and the Offeror.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options shall have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror. The Company has agreed in the Support Agreement to use commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled Expiry Time of the Offer and to arrange that any Options not so exercised will terminate and cease to have any further force or effect. Pursuant to the Support Agreement, the Company Board will also resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled Expiry Time of the Offer, including by causing the vesting thereof to be accelerated.

The tax consequences to holders of Options of exercising their Options are not described in either Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to exercise their Options.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On January 29, 2010, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$0.939.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under Section 7, “Purpose of the Offer and Plans for the Company”, Section 8, “Source of Funds”, and Section 12, “Acquisition of Common Shares Not Deposited” and Section 15, “Regulatory Matters”, in addition to certain statements contained elsewhere in this document, are “forward-looking statements” and are prospective in nature. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Offeror, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Shareholders are cautioned not to place undue reliance on forward-looking statements because a number of risks, uncertainties and other factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to:

•	political instability in the countries in which the Company, the Offeror, CT Holdco, Tongling or CRCC operate;

•	changes in applicable Laws, including, without limitation, applicable Laws of Ecuador, Laws related to foreign investment, environmental protection, labour and employment and the protection of the health and safety of workers and Laws having a confiscatory or expropriatory effect;

•	general business and economic conditions globally;

•	trends in the global mining industry;

•	the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all, including, without limitation, the PRC Approvals;

v

•	the inability to successfully integrate the Company’s operations and programs with those of CT Holdco, Tongling or CRCC, including, without limitation, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of the Company;

•	the inability to attract and retain the Company’s key employees following the acquisition;

•	the inability to carry out the Offeror’s plans for the Company;

•	certain representations made by the Company continuing to be true;

•	disruptions in business operations due to reorganization activities;

•	litigation and legal matters;

•	other risk factors discussed in the Company’s most recent annual information form filed with the Canadian provincial securities regulatory authorities and available on SEDAR and EDGAR; and

•	other risk factors relating to the Offeror, CT Holdco, Tongling and CRCC.

Forward-looking statements contained in this document are based on the beliefs and opinions of the Offeror, CT Holdco, Tongling and CRCC. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws (including U.S. federal securities laws).

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning the Company contained in the Offer and Circular has been taken from or is based solely upon information provided to the Offeror by the Company or publicly available documents and records on file with Canadian securities authorities and other public sources available at the time of the Offer. Although CT Holdco, Tongling, CRCC and the Offeror have no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of CT Holdco, Tongling, CRCC, the Offeror nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information. Unless otherwise indicated, information concerning the Company is given as of January 29, 2010.

The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, including all Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise of Options, at a price of Cdn.$8.60 in cash per Common Share.

The Offer is being made only for Common Shares and is not made for any Options or other rights to acquire Common Shares. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise such Options in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, or otherwise comply with the procedures established by the Company and the Offeror. It is a condition of the Offer that, at or prior to the Expiry Time, all outstanding Options shall have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror. See “Notice to Holders of Options” above.

The Offer represents a premium of approximately 27% over the Company’s average trading price on the TSX for the 30 trading days prior to and including December 24, 2009, the last trading day prior to the announcement of CT Holdco’s intention to make the Offer.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Vancouver time) on March 25, 2010, unless the Offer is extended or withdrawn by the Offeror. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Tongling

Tongling is a state-owned corporation existing under the laws of the People’s Republic of China. It is an integrated mining conglomerate, primarily engaged in copper mining, mineral processing, smelting and refining and copper products processing, as well as trade, scientific research and design, machine building, construction and installation, shaft and drift construction and other businesses. One of Tongling’s subsidiaries, listed on the Shenzhen Stock Exchange, has a current market capitalization of approximately US$3.4 billion.

The address of the principal place of business and office of Tongling is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.

CRCC

CRCC is a state-controlled, public corporation existing under the laws of the People’s Republic of China. It is a large integrated construction enterprise, the activities of which include construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development. The shares of CRCC are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, with a current market capitalization of approximately US$15.4 billion.

The address of the principal place of business and office of CRCC is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

CT Holdco

CT Holdco is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of CT Holdco’s equity. CT Holdco was incorporated under the laws of the People’s Republic of China on December 10, 2009. CT Holdco has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Offer.

The address of the registered and principal office of CT Holdco is Economic and Technological Development Zone, Tongling 244000, Anhui Province, People’s Republic of China.

The Offeror

The Offeror was incorporated under the laws of British Columbia on December 30, 2009 and has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer.

The head office and the registered and records office of the Offeror is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3, Canada.

The Company

The Company was incorporated under the laws of British Columbia on February 16, 1983. It is a junior resource company focused on advanced exploration and development of copper and copper-gold mineral resources in South America. Over the past 10 years, the Company has advanced its development of two copper-gold projects in the Morona-Santiago and Zamora-Chinchipe provinces of southeast Ecuador. These projects comprise the Mirador Project (which covers the Mirador and Mirador Norte deposits) and the Panantza-San Carlos Project (which covers the Panantza and San Carlos deposits). Overall, the Company holds 100% of the concession interests covering approximately 430 square kilometres in Ecuador.

The address of the registered and principal office of the Company is Suite 520 — 800 West Pender Street, Vancouver, British Columbia V6C 2V6, Canada.

Recommendation of the Company Board

The Company Board, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of the Company and, accordingly, the Company Board unanimously recommends that Shareholders accept the Offer and deposit their Common Shares under the Offer. For further information, see the accompanying Circular, including Section 5 of the Circular, “Support Agreement”, and the Directors’ Circular.

Fairness Opinion

CIBC World Markets Inc., the independent financial advisor to the Company Board, delivered an opinion to the Company Board, dated December 28, 2009, to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion and such other matters as CIBC considered relevant, the consideration offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to Shareholders. For further information, see the Directors’ Circular.

Support Agreement

CT Holdco, Tongling, CRCC, and the Company entered into the Support Agreement dated December 28, 2009 pursuant to which, among other things, CT Holdco agreed to make, and Tongling and CRCC agreed to cause CT Holdco to make, the Offer, and the Company agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing acquisition proposals. On January 25, 2010, CT Holdco assigned to the Offeror substantially all of CT Holdco’s rights, and the Offeror assumed substantially all of CT Holdco’s obligations, under the Support Agreement, provided that CT Holdco will remain responsible for all of the Offeror’s obligations under the Support Agreement. See Section 5 of the Circular, “Support Agreement”.

Lock-Up Agreements and Additional Lock-Up Agreements

CT Holdco is also party to the Lock-Up Agreements dated December 28, 2009 with the Locked-Up Shareholders, pursuant to which each Locked-Up Shareholder has agreed, among other things, to (a) accept the Offer, (b) validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholder and (c) exercise all of the Options currently owned by such Locked-Up Shareholder and validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, the Common Shares issued upon the exercise of such Options. The aggregate number of Common Shares subject to the Lock-Up Agreements, including Common Shares issuable upon exercise of Options held by the Locked-Up Shareholders, is 9,429,541, or approximately 12% of the Common Shares on a fully-diluted basis.

CT Holdco entered into the Additional Lock-Up Agreements effective January 29, 2010 with each of the Additional Locked-Up Shareholders on substantially the same terms as the Lock-Up Agreements. The aggregate number of Common Shares subject to the Additional Lock-Up Agreements, including Shares issuable upon the exercise of Options held by the Additional Locked-Up Shareholders, is 988,900, or approximately 1.25% of the issued and outstanding Common Shares on a fully-diluted basis.

See Section 6 of the Circular, “Lock-Up Agreements and Additional Lock-Up Agreements”.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire (and Tongling and CRCC indirectly to acquire through CT Holdco and the Offeror) all of the outstanding Common Shares. If the Offeror takes up and accepts for payment Common Shares validly deposited under the Offer, the Offeror currently intends, if possible to do so under and subject to compliance with all applicable Laws, to acquire all the outstanding Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, “Purpose of the Offer and Plans for the Company”, and Section 12 of the Circular, “Acquisition of Common Shares Not Deposited”.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, the Offeror will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Common Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly tendered to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis). See Section 4 of the Offer, “Conditions of the Offer”.

Regulatory Considerations

The Offeror’s obligation to take up and pay for Common Shares deposited under the Offer is conditional, among other things, upon obtaining all Regulatory Approvals. See Section 15 of the Circular, “Regulatory Matters”.

Manner of Acceptance

A Shareholder who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit its Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Take-Up and Payment for Deposited Common Shares

If all of the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn as soon as practicable and not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Common Shares deposited under the Offer after the date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited

If, within four months after the making of the Offer, the Offer is accepted by Shareholders who in the aggregate hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held on the date of the Offer by, or by a nominee for, or an “affiliate” (as defined in the BCBCA) of the Offeror, and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror will, to the extent possible, acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. The Offeror has covenanted in the Support Agreement that, if it takes up and pays for under the Offer such number of Common Shares that, together with the Common Shares held by the Offeror and any Offeror Affiliate, is equal to at least 66 2/3% of the outstanding Common Shares as at the Expiry Time, and a Compulsory Acquisition is not available to it, the Offeror will use its commercially reasonable efforts to acquire by other means the remaining Common Shares not deposited under the Offer as soon as practicable and in any event within 120 days of the Expiry Time by way of a Subsequent Acquisition Transaction. The Company has agreed that, in the event the Offeror takes up and pays for under the Offer, or otherwise acquires, such number of Common Shares that, together with the Common Shares held by the Offeror and any Offeror Affiliate, is equal to at least a simple majority of the outstanding Common Shares, the Company will assist the Offeror in connection with any proposed Compulsory Acquisition or Subsequent Acquisition Transaction that the Offeror may, in its sole discretion, undertake to pursue to acquire the balance of the Common Shares, provided that the consideration per Common Share offered in connection with the Compulsory Acquisition or Subsequent

Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer. The Offeror intends to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Laws, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of any Subsequent Acquisition Transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, the Offeror owns at least 66 2/3% of the outstanding Common Shares on a fully-diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. See Section 12 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 12 of the Circular, “Acquisition of Common Shares Not Deposited”.

Stock Exchange Listing

The Common Shares are listed on the TSX under the symbol “CTQ” and on the Amex under the symbol “ETQ”. See Section 3 of the Circular, “Certain Information Concerning Securities of the Company”. Depending on the number of Common Shares purchased by the Offeror under the Offer, it is possible that the Common Shares will fail to meet the criteria of the Stock Exchanges for continued listing on the Stock Exchanges. If permitted by applicable Laws, the Offeror intends to cause the Company to apply to delist the Common Shares from the Amex as soon as practicable after completion of the Offer, and from the TSX as soon as practicable after completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer.”

Canadian Federal Income Tax Considerations

Generally, a Shareholder resident in Canada who holds Common Shares as capital property and who sells such Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

United States Federal Income Tax Considerations

A Shareholder who is a U.S. person and who sells Common Shares in the Offer generally will recognize a gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Common Shares sold in the Offer. In the event that the Company has been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes during the Shareholder’s holding period in the Common Shares, unless the Shareholder has timely filed certain elections, any recognized gain generally must be allocated ratably to each day the Shareholder has held the Common Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which the Company was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year during which the Company was a PFIC, taxable as ordinary income at the highest rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. Even if the U.S. Shareholder has timely filed certain elections, the tax consequences of the sale of Common Shares could be adversely affected under certain circumstances if the Offeror makes an election under Section 338 of the Code, with respect to the purchase of the Company. The Company has indicated in public filings made in prior years that it believed it was a PFIC. However, the Offeror has not made any determination as to the PFIC status of the Company or any of its subsidiaries.

The foregoing is a very brief summary of certain U.S. federal income tax consequences and is qualified in its entirety by Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”, which provides a summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders. Given the adverse tax consequence if the PFIC rules apply, Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, including the potential PFIC status of the Company, the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Common Shares, and whether the Shareholder can or should make any of the special elections under the PFIC rules with respect to the Company. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. See Section 3 of the Offer, “Manner of Acceptance”, and Section 19 of the Circular, “Depositary”.

The Offeror has also retained Georgeson Shareholder Communications Canada, Inc. to act as Information Agent to provide information to Shareholders in connection with the Offer.

Computershare Investor Services Inc., in its capacity as Depositary, and Georgeson Shareholder Communications Canada, Inc. in its capacity as Information Agent, will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Contact details for the Depositary and the Information Agent are provided on the back cover of this document.

Financial Advisor and Soliciting Dealer Group

CT Holdco, Tongling and CRCC have retained BNP Paribas Capital (Asia Pacific) Limited (“BNP Paribas”) and Macquarie Capital (Hong Kong) Limited (“Macquarie”) to act as financial advisors with respect to the Offer. BNP Paribas and Macquarie or their respective duly registered affiliates have the right to form a soliciting dealer group to solicit acceptances of the Offer from persons resident in Canada.

The Offeror may make use of the services of a soliciting dealer and, in this case, may pay such soliciting dealer a fee customary for such transaction for each Common Share deposited and taken up by the Offeror under the Offer (other than Common Shares held by a member of a soliciting dealer group for its own account). The Offeror may require soliciting dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the services of a soliciting dealer, if any, to accept the Offer.

See Section 20 of the Circular, “Financial Advisor and Soliciting Dealer Group”.

GLOSSARY

This Glossary forms a part of the Offer and Circular. In the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“Acquisition Proposal” has the meaning given to it in Section 5 of the Circular, “Support Agreement — No Solicitation Covenant”;

“Additional Lock-Up Agreements” means the lock-up agreements dated January 29, 2010 between CT Holdco and each of the Additional Locked-Up Shareholders;

“Additional Locked-Up Shareholders” means, collectively, Warren McLean, Darryl Lindsay, Ian Harris, Skott Mealer and Leonardo Elizalde, each being an employee of the Company or a Company Subsidiary, beneficially owning in aggregate 988,900 Common Shares (including Common Shares issuable on the exercise of Options) representing approximately 1.25% of the Common Shares on a fully-diluted basis;

“Affiliate” means, with respect to any person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an Affiliate; “control” as used with respect to any person, means the possession, directly or indirectly, of the power, in fact, to appoint the directors, management committee or similar managing body of such person, through the ownership of voting securities;

“Agent’s Message” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”;

“allowable capital loss” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Sale Pursuant to the Offer”;

“Alternative Transaction” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Transaction Structuring”;

“Amex” means the NYSE Amex;

“associate” has the meaning given to it in Part XX of the OSA or MI 62-104, as applicable;

“Authorization” means any authorization, order, permit, approval, grant, licence, lease, concession, registration, exemption, waiver, consent, right (including water rights), notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, resolution, by-law, rule or regulation, whether or not having the force of Law;

“BCBCA” means the Business Corporations Act (British Columbia) and regulations made thereunder, as promulgated or as amended from time to time;

“BCSA” means the Securities Act (British Columbia) and regulations made thereunder, as promulgated or as amended from time to time;

“BNP Paribas” means BNP Paribas Capital (Asia Pacific) Limited, financial advisor to CT Holdco, Tongling and CRCC;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning given to it in MI 61-101;

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada, except in Section 5 of the Circular, “Support Agreement”, “business day” means any day, other than a Saturday or a Sunday, on which commercial banks located in Toronto, Ontario; Vancouver, British Columbia and Beijing, China are open for the conduct of business;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Change of Control Time” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Company Board Representation”;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning given to it in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the power to perform the duties of the Commissioner of Competition;

“Common Shares” means the issued and outstanding common shares of the Company including common shares of the Company issued on the exercise of Options and “Common Share” means any one common share of the Company;

“Company” means Corriente Resources Inc., a corporation existing under the laws of British Columbia and where the context requires, its subsidiaries;

“Company Board” means the board of directors of the Company;

“Company Reimbursement Payment” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Reimbursement Payment”;

“Company Reimbursement Payment Event” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“Company Subsidiary” means a “subsidiary” (within the meaning of the BCSA) of the Company;

“Company Termination Event” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“Competition Act” means the Competition Act (Canada) and regulations made thereunder, as promulgated or as amended from time to time;

“Competition Act Approval” means, in respect of the Contemplated Transactions:

(a)	the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act; or

(b)	the waiting period under section 123 of the Competition Act shall have expired, been terminated, or been waived by the Commissioner, or the Commissioner shall have waived the obligation to notify under Part IX of the Competition Act, and the Commissioner shall have advised in writing, in form and substance acceptable to the Offeror acting reasonably, that the Commissioner has concluded that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning given to it in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Concession” means a mining concession held by the Company or a Company Subsidiary;

“Contemplated Transactions” means the Offer, the take-up of, and payment for, Common Shares by the Offeror pursuant to the Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any Alternative Transaction;

“Confidentiality Agreement” means the confidentiality agreement dated April 2, 2008 between Tongling and the Company;

“CRCC” means China Railway Construction Corporation Limited;

“CT Holdco” means CRCC-Tongguan Investment Co., Ltd.;

“Davies” means Davies Ward Phillips & Vineberg LLP, counsel to the Offeror, CT Holdco, Tongling and CRCC;

“De Minimis Exemption” has the meaning given to it in Section 12 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Common Shares” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Diligence Period” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Responding to Acquisition Proposals”;

“Directors’ Circular” means the directors’ circular of the Company Board dated February 1, 2010 recommending that Shareholders accept the Offer;

“Distributions” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Ecuador Approvals” means any filings with, applications to, or consents or approvals from, the Ministry of Mines and Petroleum, the Ministry of the Environment or any other Governmental Entity in the Republic of Ecuador;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system, available to the public at www.sec.gov;

“Effective Time” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP);

“Expiry Date” means the date on which the Expiry Time falls;

“Expiry Time” means 5:00 p.m. (Vancouver time) on March 25, 2010, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options, whether vested or unvested, were exchanged or exercised for Common Shares (whether or not the exchange or exercise of such Options is subject to conditions);

“GAAP” means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants;

“Governmental Entity” means any:

(i)	supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing;

(ii)	self-regulatory organization or stock exchange, including the TSX and the Amex;

(iii)	entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and

(iv)	corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities;

“insider” has the meaning given to it in the BCSA or MI 62-104, as applicable;

“Information Agent” means Georgeson Shareholder Communications Canada, Inc.;

“Investment Canada Act” means the Investment Canada Act and regulations made thereunder, as promulgated or as amended from time to time;

“IRS” has the meaning given to it in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, or other requirements of any Governmental Entity having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper);

“Lock-Up Agreements” means the lock-up agreements dated December 28, 2009 between CT Holdco and each of the Locked-Up Shareholders, as amended from time to time;

“Locked-Up Shareholders” means, collectively, Daniel Carriere, Richard Clark, Anthony Holler, Darryl Jones, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh, each being a director or officer of the Company, beneficially owning in aggregate 9,429,541 Common Shares (including Common Shares issuable on the exercise of Options) representing approximately 12% of the Common Shares on a fully-diluted basis;

“Material Adverse Effect” means any fact or state of facts, circumstance, change, event, effect or occurrence that is, or would reasonably be expected to be, material and adverse to (a) the business, properties, assets, liabilities (absolute, accrued or contingent and including any liability that may arise through outstanding, pending or threatened litigation), capitalization, financial condition, operations or prospects of the Company and the Company Subsidiaries on a consolidated basis or (b) the ability of the Company and the Company Subsidiaries to own, explore, develop or exploit all or substantially all of the Properties or Mineral Rights after the time at which persons designated by the Offeror represent a majority of the directors of the Company Board, other than in either case any fact or state of facts, circumstance, change, event, effect or occurrence relating to:

(i)	a change in the market trading price of the Common Shares related to the announcement of the entering into of the Support Agreement;

(ii)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(iii)	any change in the market price for copper or other natural resources;

(iv)	the global mining industry in general;

(v)	any natural disaster;

(vi)	any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or

(vii)	any generally applicable change in applicable Laws (other than (A) applicable Laws of Ecuador, (B) orders, judgments or decrees against the Company or a Company Subsidiary and (C) Laws having a confiscatory or expropriatory effect) or in GAAP;

provided, however, that the change, event, effect or occurrence referred to in clause (ii), (iii), (iv), (v), (vi) or (vii) above does not primarily relate to (or have the effect of primarily relating to) the Company or a Company Subsidiary or disproportionately adversely affect the Company or a Company Subsidiary relative to comparable companies;

“Macquarie” means Macquarie Capital (Hong Kong) Limited, financial advisor to CT Holdco, Tongling and CRCC;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Mineral Rights” means mineral interests, mineral rights and mining titles (including Concessions, claims and licences);

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer, “Conditions of the Offer”;

“New Mining Law” means the Mining Law of the Republic of Ecuador published in the Supplement to Official Registry No. 517 on January 29, 2009;

“Non-Resident Holder” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper);

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer and Circular;

“Offeree” has the meaning given to it in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offeror” means CRCC-Tongguan Investment (Canada) Co., Ltd. and, for the purposes of the compulsory and compelled acquisition provisions of the BCBCA, “Offeror” shall include CT Holdco, Tongling and CRCC, see Section 12 of the Circular “Acquisition of Common Shares Not Deposited”;

“Offeror Affiliate” means an Affiliate of the Offeror;

“Offeror Percentage” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Company Board Representation”;

“Offeror Reimbursement Payment Event” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“Offeror Reimbursement Payment” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Reimbursement Payment”;

“Offeror’s Notice” has the meaning given to it in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offeror Termination Payment Event” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“Options” means outstanding options to acquire Common Shares under the Stock Option Plan;

“OSA” means the Securities Act (Ontario) and regulations made thereunder, as promulgated or as amended from time to time;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Outside Date” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“PFIC” has the meaning given to it in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies”;

“Pre-Acquisition Reorganization” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Pre-Acquisition Reorganization”;

“PRC Approvals” means any filings with, applications to, or consents or approvals from, Governmental Entities in the People’s Republic of China, including the Ministry of Commerce, the National Development Reform Commission, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission and equivalent authorities in the Province of Anhui;

“PRC Approval Reimbursement Payment” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Reimbursement Payment”;

“Property” or “Properties” means real property, including surface rights;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction”;

“Regulations” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Regulatory Approvals” means all filings with any Governmental Entity and all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates, exemptions and written confirmations of no intention to initiate legal proceedings of any Governmental Entity, including the Competition Act Approval, the PRC Approvals and the Ecuador Approvals, that are, as determined by the Offeror, acting reasonably, necessary or advisable to (a) complete the Offer or any other Contemplated Transaction, (b) maintain and preserve all of the Company’s rights under each of its Mineral Rights and Properties and under each of its material Authorizations or (c) in connection with or as a consequence of the acquisition of the Common Shares by the Offeror;

“Reimbursement Payments” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Reimbursement Payment”;

“Replacement Title” means the “titulos mineros...que se sujeteran a la normativa vigente” (mining titles under the current law) referred to in the Sixth Temporary Provision of the General Regulation to the New Mining Law;

“Representative” means, collectively, in respect of a person, (a) its directors, officers and any financial advisor, law firm, accounting firm or other professional firm retained to assist the person in connection with the Contemplated Transactions and (b) the person’s Affiliates and the directors and officers thereof;

“Resident Holder” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Right to Match Period” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Ability of the Company to Accept a Superior Proposal and the Offeror’s Right to Match”;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the Canadian Securities Administrators’ website at www.sedar.com;

“Shareholders” means, collectively, the holders of Common Shares;

“Soliciting Dealer” has the meaning given to it in Section 20 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning given to it in Section 20 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Stock Exchanges” means the TSX and the Amex;

“Stock Option Plan” means the incentive stock option plan of the Company amended and restated as of April 18, 2006 and approved by the Shareholders on May 28, 2009;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“Superior Proposal” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Ability of the Company to Accept a Superior Proposal and the Offeror’s Right to Match”;

“Superior Proposal Notice” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Ability of the Company to Accept a Superior Proposal and the Offeror’s Right to Match”;

“Support Agreement” means the acquisition support agreement dated December 28, 2009 between CT Holdco, Tongling, CRCC and the Company, as amended from time to time;

“take up”, in reference to Common Shares, means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Tax Act” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Sale Pursuant to the Offer”;

“Termination Payment” has the meaning given to it in Section 5 of the Circular, “Support Agreement —Termination Payment”;

“Termination Payment Event” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Termination Payment”;

“Third Party Confidentiality Agreement” has the meaning given to it in Section 5 of the Circular, “Support Agreement — Responding to Acquisition Proposals”;

“Tongling” means Tongling Nonferrous Metals Group Holdings Co., Ltd.;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Shareholder” has the meaning given to it in Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“U.S. Treaty” has the meaning given to it in Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”.

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer have the respective meanings given to them in the accompanying Glossary.

February 1, 2010

TO: THE HOLDERS OF COMMON SHARES OF CORRIENTE RESOURCES INC.

1.	The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, including all Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise of Options, at a price of Cdn.$8.60 in cash per Common Share. The Offeror is a wholly-owned subsidiary of CT Holdco which in turn is wholly and jointly owned by Tongling and CRCC.

The Offer is being made only for Common Shares and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise such Options in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have the certificates representing the Common Shares received on such exercise available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer, or otherwise comply with the procedures established by the Company and the Offeror.

The Offer represents a premium of approximately 27% over the Company’s average trading price on the TSX for the 30 trading days prior to and including December 24, 2009, the last trading day prior to the announcement of CT Holdco’s intention to make the Offer.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

The Company Board, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of the Company and, accordingly, the Company Board unanimously recommends that Shareholders accept the Offer and deposit their Common Shares under the Offer. For further information, see the accompanying Circular, including Section 5 of the Circular, “Support Agreement”, and the Directors’ Circular.

CIBC World Markets Inc., the independent financial advisor to the Company Board, delivered an opinion to the Company Board, dated December 28, 2009, to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion and such other matters as CIBC considered relevant, the consideration offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to Shareholders. For further information, see the Directors’ Circular.

All amounts payable under the Offer will be paid in Canadian dollars.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 12 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders should contact the Depositary , the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Vancouver time) on March 25, 2010, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

In certain cases, the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See “— Letter of Transmittal Signature Guarantees” below and the instructions set out in the Letter of Transmittal in order to determine if the signatures on your Letter of Transmittal must be guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Letter of Transmittal Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited therewith, the cash payable under the Offer is to be delivered directly to such registered holder, and the certificate(s) representing Common Shares in respect of which the Offer is (are) not being accepted, if any, is (are) to be returned directly to such registered holder; or

(b)	Common Shares are deposited for the account of an Eligible Institution.

In all other cases, except as set out in the Letter of Transmittal, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution, except that no guarantee is required if the signature is that of an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(i)	the deposit is made by or through an Eligible Institution;

(ii)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(iii)	the certificate(s) representing all Deposited Common Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Common Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has entered into an ATOP (Automated Tender Offer Program) agreement with DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary. A Shareholder who causes DTC to deliver an Agent’s Message will be bound by the terms of the Letter of Transmittal as if executed by such Shareholder.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares, as applicable), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message) and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Common Shares that are earlier than those specified above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, CT Holdco, Tongling, CRCC, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, by accepting the Offer pursuant to the procedures set out herein and in the Letter of Transmittal, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer, as applicable, (collectively, the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Support Agreement, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective

Time”) that the Offeror takes up the Deposited Common Shares, each director and officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities on the appropriate securities registers maintained by or on behalf of the Company;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder, including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company and not (without the Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder, and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares, including, without limitation, any Distributions, (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions, (c) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (d) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws and (e) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good and marketable title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, the Offeror will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly tendered to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	all Regulatory Approvals shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)	the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by any elected, appointed or acclaimed public official or other person, whether or not having the force of Law; and (ii) no Law shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by, or the sale to, the Offeror of the Common Shares, the delivery of cash consideration for the Common Shares purchased by the Offeror, or the right of the Offeror to own or exercise full rights of ownership of the Common Shares;

(ii)	which would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(iii)	challenging or prohibiting the Offer or the ability of the Offeror to make or maintain the Offer or complete any other Contemplated Transaction;

(iv)	seeking to obtain from the Offeror, the Company or any Company Subsidiary any material damages directly or indirectly in connection with the Offer (or any other Contemplated Transaction);

(v)	seeking to prohibit or limit the ownership, operation or effective control by the Offeror or the Company of any material portion of the business or assets of the Company or any Company Subsidiary, including the Mineral Rights and the Property; or

(vi)	seeking to compel the Offeror to dispose of or hold separate any material portion of the business or assets of the Company or any Company Subsidiary as a result of the Offer (or any other Contemplated Transaction);

(d)	the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred or arisen (or, if there does exist or shall have occurred or arisen prior to the date of the Support Agreement, there shall not have been disclosed publicly on or before the execution and delivery of the Support Agreement) any change, condition, event or development (or any change, condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(e)	the Company shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and a Replacement Title shall have been issued to the Company or a Company Subsidiary for each Concession under the New Mining Law unless the Company shall have provided to the Offeror an opinion of Ecuadorian counsel satisfactory to the Offeror, acting reasonably, that Replacement Titles are no longer required under the New Mining Law;

(f)	all representations and warranties made by the Company in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated in the Support Agreement to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect in respect of the Company or, if the Offer or any other Contemplated Transaction were consummated, the Offeror or (ii) prevent, materially delay or materially and adversely affect the consummation of the Offer or any other Contemplated Transaction;

(g)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any securities regulatory authority in Canada, the United States or elsewhere or any applicable stock exchange, which the Offeror shall have determined, acting reasonably, would reasonably be expected to (i) have a Material Adverse Effect in respect of the Company, or, if the Offer or any other Contemplated Transaction were consummated, the Offeror or (ii) prevent, materially delay or materially and adversely affect the consummation of the Offer or any other Contemplated Transaction;

(h)	the Support Agreement shall not have been terminated by the Company or by the Offeror in accordance with its terms;

(i)	all outstanding Options shall have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably; and

(j)	the Lock-Up Agreements shall have been complied with and shall not have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including, without limitation, any action or inaction by the Offeror. The Offeror in its sole discretion may amend, vary or waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. However, the Offeror has pursuant to the Support Agreement agreed not to, without the prior consent of the Company, (i) increase the Minimum Tender Condition, (ii) modify or waive the Minimum Tender Condition to permit it to acquire less than 50.01% of the Common Shares outstanding (calculated on a fully-diluted basis), (iii) impose additional conditions to the Offer or (iv) modify any of the foregoing conditions (which for greater certainty does not include a waiver of a condition) in a manner that is adverse to Shareholders. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set out in Section 10 of the Offer, “Notices and Delivery” and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all Deposited Common Shares in accordance with Section 8 of the Offer, “Return of Deposited Common Shares”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn by the Offeror.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation.

The Offeror may, in its sole discretion, amend, vary or waive any term or condition of the Offer. However, the Offeror has pursuant to the Support Agreement agreed not to, without the prior consent of the Company: (i) increase the Minimum Tender Condition, (ii) modify or waive the Minimum Tender Condition to permit it to acquire less than 50.01% of the Common Shares outstanding (calculated on a fully-diluted basis), (iii) impose additional conditions to the Offer or (iv) modify any condition to the Offer set forth in the Support Agreement (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

In addition, the Offeror has pursuant to the Support Agreement agreed not to, without the prior consent of the Company: (i) decrease the consideration per Common Share, (ii) decrease the number of Common Shares in respect of which the Offer is made or (iii) change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share).

The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the Stock Exchanges. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer, “Conditions of the Offer” and any extension of the Offer resulting from the waiver), the Offer will not expire before 10 days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Governmental Entities. In addition to the foregoing, the Offeror has agreed pursuant to the Support Agreement that if the Offeror modifies or waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Date, it will extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date of such waiver or modification.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, a notice of change, or a notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an Offeror Affiliate), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter, to provide notice of such change in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change. As soon as practicable after giving notice of the change in information to the Depositary, the Offeror will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the Stock Exchanges and the applicable securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with or waived, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take-Up of and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn as soon as practicable but not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Law or governmental regulatory approval (including the Regulatory Approvals). The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by CT Holdco, Tongling, CRCC, the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of the Company. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the offer.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an Offeror Affiliate), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer and any extension of the bid resulting from the waiver, or both), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

If Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Common Shares deposited under the Offer that are earlier than those specified above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There is no duty or obligation of CT Holdco, Tongling, CRCC, the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror, and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set out in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded, and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 22 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer by either (a) sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of the Company or (b) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Support Agreement, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities convertible or exchangeable or exercisable into Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Support Agreement, the Company should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of the Company in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under “Certain Canadian Federal Income Tax Considerations” in Section 17 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 18 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders (and to registered holders of Options) at their respective addresses as shown on the register maintained by or on behalf of the Company in respect of the Common Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the Stock Exchanges for dissemination through their facilities, (b) it is published once in the National Edition of The Globe and Mail or The National Post and in The New York Times or The Wall Street Journal in the United States or (c) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through their facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws, and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of the Company in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Common Shares

As of the date hereof, the Offeror does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire, beneficial ownership of any Common Shares (other than under the terms of the Offer). However, the intention of the Offeror to make purchases may change following the date of the Offer, in which case the Offeror may acquire or cause an Offeror Affiliate to acquire Common Shares following the third business day after the date of the Offer and before the Expiry Time in accordance with Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 and any other applicable Laws (including the rules and regulations of the TSX Company Manual and the U.S. Exchange Act and the rules promulgated thereunder), which require that:

(a)	such intention is stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the aggregate number of Common Shares beneficially acquired does not exceed 5% of the outstanding Common Shares as of the date of the Offer, calculated in accordance with applicable Laws;

(c)	the purchases are made in the normal course through the facilities of a recognized exchange (such as the TSX);

(d)	the Offeror issues and files a news release containing the information required under applicable Laws immediately after the close of business of the recognized exchange (which includes the TSX) on each day in which Common Shares have been purchased; and

(e)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions and no solicitation is made by the Offeror, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable, the rules and regulations of the TSX Company Manual and the U.S. Exchange Act and the rules promulgated thereunder.

For the purposes of this Section 12, the “Offeror” includes the Offeror, CT Holdco, Tongling and CRCC and any person acting jointly or in concert with any of them.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(b)	The Offeror reserves the right to transfer to one or more Offeror Affiliates, CT Holdco, Tongling or CRCC the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, CT Holdco, Tongling, CRCC or the Depositary or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CRCC-TONGGUAN INVESTMENT
(CANADA) CO., LTD.

By	(Signed) Shouhua Jin
Name: Shouhua Jin
Title:  Director

By	(Signed) Dongqing Li
Name: Dongqing Li
Title:  Chief Executive Officer

DATED: February 1, 2010

THE CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated February 1, 2010 to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

Unless otherwise indicated, the information concerning the Company contained in the Offer and Circular has been taken from or is based solely upon information provided to the Offeror by the Company or publicly available documents and records on file with Canadian securities authorities and other public sources available at the time of the Offer. Although CT Holdco, Tongling, CRCC and the Offeror have no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of CT Holdco, Tongling, CRCC, the Offeror or any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information. Unless otherwise indicated, information concerning the Company is given as of January 29, 2010.

1.	Tongling, CRCC, CT Holdco and the Offeror

Tongling

Tongling is a state-owned corporation existing under the laws of the People’s Republic of China. It is an integrated mining conglomerate, primarily engaged in copper mining, mineral processing, smelting and refining and copper products processing, as well as trade, scientific research and design, machine building, construction and installation, shaft and drift construction and other businesses. One of Tongling’s subsidiaries, listed on the Shenzhen Stock Exchange, has a current market capitalization of approximately US$3.4 billion.

The address of the principal place of business and office of Tongling is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.

CRCC

CRCC is a state-controlled, public corporation existing under the laws of the People’s Republic of China. It is a large integrated construction enterprise, the activities of which include construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development. The shares of CRCC are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, with a current market capitalization of approximately US$15.4 billion.

The address of the principal place of business and office of CRCC is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

CT Holdco

CT Holdco is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of CT Holdco’s equity. CT Holdco was incorporated under the laws of the People’s Republic of China on December 10, 2009. CT Holdco has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Offer.

The address of the registered and principal office of CT Holdco is Economic and Technological Development Zone, Tongling 244000, Anhui Province, People’s Republic of China.

The Offeror

The Offeror was incorporated under the laws of British Columbia on December 30, 2009 and has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer.

The head office and the registered and records office of the Offeror is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3, Canada.

2.	The Company

The Company was incorporated under the laws of British Columbia on February 16, 1983. It is a junior resource company focused on advanced exploration and development of copper and copper-gold mineral resources in South America. Over the past 10 years, the Company has advanced its development of two copper-gold projects in the Morona-Santiago and Zamora-Chinchipe provinces of southeast Ecuador. These projects comprise the Mirador Project (which covers the Mirador and Mirador Norte deposits) and the Panantza-San Carlos Project (which covers the Panantza and San Carlos deposits). Overall, the Company holds 100% of the concession interests covering approximately 430 square kilometres in Ecuador.

The address of the registered and principal office of the Company is Suite 520 — 800 West Pender Street, Vancouver, British Columbia V6C 2V6, Canada.

3.	Certain Information Concerning Securities of the Company

Share Capital of the Company

The authorized capital of the Company consists of an unlimited number of Common Shares.

The Company has represented to the Offeror in the Support Agreement that, as of December 28, 2009, there were issued and outstanding: (i) 75,349,893 Common Shares and (ii) Options to acquire an aggregate of up to 3,572,500 Common Shares outstanding under the Stock Option Plan.

Price Range and Trading Volume of Common Shares

The Common Shares are traded on the Stock Exchanges. On December 24, 2009, being the last trading day on the TSX prior to the announcement of CT Holdco’s intention to make the Offer, the closing price of the Common Shares was Cdn.$7.55 on the TSX. On December 24, 2009, being the last trading day on the Amex prior to the announcement of CT Holdco’s intention to make the Offer, the closing price of the Common Shares was US$7.25 on the Amex.

The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Common Shares on the TSX:

	Trading of Common Shares on the TSX
	High ($)	Low ($)	Volume (#)

2009
August	6.94	6.34	3,257,800
September	7.31	6.42	4,768,700
October	6.95	5.88	4,294,800
November	6.74	5.71	4,024,100
December	8.56	6.11	21,254,000

2010
January to January 28	8.52	8.46	26,713,802

The following table sets forth, for the periods indicated, the reported high and low daily closing prices (in U.S. dollars) and the aggregate volume of trading of the Common Shares on the Amex:

	Trading of Common Shares on the Amex
2009	High (US$)	Low (US$)	Volume (#)

August	6.42	5.79	1,443,700
September	6.79	5.84	1,989,200
October	6.57	5.45	2,217,600
November	6.36	5.32	1,647,400
December	8.19	5.77	6,813,900

2010
January to January 28	8.28	7.97	9,304,200

4.	Background to the Offer

In December 2007, Tongling was advised, through its financial advisor, BNP Paribas, that the Company intended to seek an investment partner to advance the Panantza-San Carlos Project in Ecuador. On April 2, 2008, Tongling and the Company entered into a confidentiality and standstill agreement. The Company also established an electronic dataroom and provided Tongling with access to detailed information about the Company.

On April 18, 2008, Ecuador’s Constitutional Assembly adopted a Mining Mandate, which included an immediate suspension of activities on most mining concessions in Ecuador pending preparation of new mining legislation.

From May 18 to 20, 2008, senior officers of the Company visited Tongling’s offices in Anhui Province, China. During this visit, the Company and Tongling discussed a potential transaction between Tongling and the Company, and Tongling indicated its preference for an acquisition of 100% of the Common Shares. In these meetings, the Company gave a detailed presentation to Tongling on its Mirador Project and Panantza-San Carlos Project in Ecuador, as well as an update on the latest political and legal developments in Ecuador. Both parties agreed to continue their discussions on a possible transaction and agreed that a site visit to Ecuador should be organized.

During the period from August 24 to 28, 2008, Tongling and BNP Paribas visited Ecuador and conducted onsite due diligence work, including core sample reviews, inspection of infrastructure facilities and technical discussions with the Company. The delegation also met a number of officials of the Ecuadorian government, as well as local and indigenous community leaders.

On September 11, 2008, senior officers of Tongling visited the headquarters of the Company in Vancouver and held discussions to further advance the potential transaction between them. During the following weeks, Tongling continued its review of the Company, monitored developments in Ecuador and had preliminary discussions with government authorities in the People’s Republic of China regarding the transaction.

In December 2008, the Company advised Tongling that it was prepared to enter into a period of exclusive negotiations with Tongling. On December 5, 2008, Tongling and the Company entered into an exclusivity agreement for the period to March 31, 2009 and continued their discussions regarding a possible sale of the Company.

In January 2009, Ecuador enacted the New Mining Law. However, the government did not publish the regulations under the New Mining Law, which were expected to clarify many of the changes introduced by the New Mining Law.

In February 2009, Tongling contacted CRCC to propose combining their resources to make a joint proposal to acquire the Common Shares. After a series of meetings held in February and March 2009, Tongling and CRCC agreed to jointly consider the proposed acquisition of the Company and to form a joint venture for this purpose in the event they determined to proceed with the acquisition. In March 2009, Tongling and CRCC (together, the “Investors”) engaged Macquarie as their second financial advisor to evaluate the Company.

During the period from March 22 to 29, 2009, representatives from the Investors, accompanied by their technical and financial advisors, conducted an onsite due diligence visit in Ecuador and participated in a series of meetings with both provincial and federal government officials in Ecuador. After March 31, 2009, the Investors and the Company also reached an informal understanding that the parties would continue discussions regarding a possible transaction on an exclusive basis.

On April 16 and 17, 2009, senior officers of the Company visited the offices of CRCC in Beijing, and the Investors and the Company held in-depth discussions and agreed to work together to further advance the transaction.

On May 7 and 8, 2009, the Investors met with their financial, legal, technical and accounting advisors in Beijing to consider their preliminary due diligence findings and discuss possible transaction structures.

From June to November, 2009, the Investors conducted further due diligence on the Company and reviewed developments in Ecuador, particularly the status of the regulations under the New Mining Law. During this period, the Investors also held discussions with their financial advisors and with Davies Ward Phillips & Vineberg LLP (“Davies”), legal counsel to the Investors, to consider the financial and legal aspects of making an offer to the Company to acquire the Common Shares.

In November 2009, the Government of Ecuador published the regulations under the New Mining Law.

On December 5, 2009, BNP Paribas advised the Company by telephone that the Investors were completing their analysis and wished to enter into discussions with the Company regarding the terms for a possible acquisition of the Company. On December 7, 2009, the Investors wrote to the Company to advise that they had completed their principal due diligence and would be prepared to offer a price of not less than $7.00 for each Common Share. Although no agreement was reached on price, the parties believed a reasonable basis for further negotiations existed, and the Company agreed to send representatives to Hong Kong to continue the discussions. Over the next few days, the Investors provided the Company with drafts of the Support Agreement and Lock-up Agreements, and the Investors and the Company discussed possible dates for face-to-face meetings in Hong Kong.

The parties and their legal and financial advisors met in Hong Kong during the period from December 14 to 17, 2009. On December 15, 2009, the Offeror and the Company entered into an exclusivity agreement for a period of 14 days pursuant to which the Company agreed during this period to negotiate exclusively with the Investors with respect to a potential acquisition transaction. After extensive negotiations, the parties agreed that negotiations would proceed on the basis of a price of $8.60 per Common Share. During the Hong Kong meetings, substantial progress was made in resolving legal and other issues between the parties, and Bull, Housser & Tupper LLP, the Company’s legal counsel, and Davies worked with the Company and the Investors to resolve the terms of the Support Agreement and Lock-up Agreements.

On December 18, 2009, the Investors were advised that the Company Board had unanimously approved the draft Support Agreement and resolved to recommend that Shareholders accept the proposed Offer and deposit their Common shares under the proposed Offer. Over the following week, the Investors and their advisors exchanged views on various outstanding issues under the Support Agreement. The boards of directors of Tongling and CRCC approved the Support Agreement and Lock-up Agreements on December 21st and December 26th (China time), respectively, subject to the resolution of a number of outstanding issues. The parties continued their discussions and, in the morning of December 28, 2009, the parties executed and delivered the Support Agreement, and signed Lock-up Agreements were delivered by Shareholders holding approximately 12% of the Common Shares on a fully-diluted basis.

On January 25, 2010, CT Holdco gave notice to the Company in accordance with the Support Agreement that the Offeror became entitled to and assumed all of the rights and obligations of CT Holdco under the Support Agreement.

5.	Support Agreement

CT Holdco, Tongling, CRCC, and the Company entered into the Support Agreement dated December 28, 2009 pursuant to which, among other things, CT Holdco agreed to make, and Tongling and CRCC agreed to cause CT Holdco to make, the Offer, and the Company agreed to support the Offer, subject to the conditions set out therein, and not solicit any competing acquisition proposals. On January 25, 2010, CT Holdco assigned to the Offeror substantially all of CT Holdco’s rights, and the Offeror assumed substantially all of CT Holdco’s obligations, under the Support Agreement, provided that CT Holdco will remain responsible for all of the Offeror’s obligations under the Support Agreement.

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Support Agreement. The Support Agreement has been filed by the Company on SEDAR and EDGAR.

For the purposes of this Section 5, “business day” means any day (other than a Saturday or a Sunday), on which commercial banks located in Toronto, Ontario, Vancouver, British Columbia and Beijing, China are open for the conduct of business.

Support of the Offer

In accordance with the Support Agreement, the Company has announced that the Company Board, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of the Company and, accordingly, the Company Board unanimously approved the entering into of the Support Agreement and recommends that Shareholders accept the Offer and deposit their Common Shares under the Offer. In addition, the Company represented in the Support Agreement that each director and officer of the Company has agreed to support the Offer.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set out in the Support Agreement, as fully described in the Offer. In addition, Tongling and CRCC have on a joint and several basis unconditionally and irrevocably covenanted to cause the due and punctual performance by the Offeror of each and every obligation of the Offeror arising under the Support Agreement. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, “Conditions of the Offer”.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of the Company: (a) increase the Minimum Tender Condition; (b) modify or waive the Minimum Tender Condition to permit it to acquire less than 50.01% of the Common Shares outstanding (calculated on a fully-diluted basis); (c) impose additional conditions to the Offer; (d) decrease the consideration per Common Share; (e) decrease the number of Common Shares in respect of which the Offer is made; (f) change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share); or (g) modify any other condition to the Offer (which for greater certainty does not include a waiver of a condition) in a manner that is adverse to the Shareholders.

If the Offeror modifies or waives the Minimum Tender Condition on a date that is less than 10 days prior to the Expiry Time, it will extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date of such waiver or modification.

Company Board Representation

Promptly following the time (the “Change of Control Time”) at which the Offeror takes up such number of Common Shares which, together with the Common Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least a majority of the then outstanding Common Shares and from time to time thereafter, the Offeror shall be entitled to designate (i) such number of members of the Company Board and the committees thereof (in each case, rounded up to the next whole number of members), as is proportionate to (and not less than) the percentage of the outstanding Common Shares beneficially owned from time to time by the Offeror and the Offeror Affiliates (the “Offeror Percentage”) or (ii) following the purchase by the Offeror of such number of Common Shares which, together with the Common Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least 66 2/3% of the outstanding Common Shares, all of the members of the Company Board and the committees thereof, and in each case, the Company shall not frustrate the attempts by the Offeror to do so.

The Company has agreed to co-operate with the Offeror, subject to applicable Laws, to enable the designees of the Offeror to be elected or appointed to the Company Board and to constitute the Offeror Percentage, or all, of the Company Board, as applicable, including at the request of the Offeror by using its reasonable efforts to increase the size of the Company Board and/or secure the resignations of such directors as the Offeror may request for the designees of the Offeror to be elected or appointed to the Company Board.

No Solicitation Covenant

The Company has agreed that, except as otherwise provided by the Support Agreement, it will not, and will cause each Company Subsidiary not to, directly or indirectly through any Representative:

•	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facility or property of the Company or any Company Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer regarding, or that could reasonably be expected to lead to, any Acquisition Proposal (other than the Offer);

•	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Offeror, the Offeror Affiliates and their Representatives) to make or complete any Acquisition Proposal;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval of the entering into of the Support Agreement and the making of a recommendation that Shareholders accept the Offer;

•	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that, if the Company takes no public position with respect to an Acquisition Proposal within five business days following the public announcement of such Acquisition Proposal, the Company shall be deemed to have remained neutral with respect to such Acquisition Proposal); or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

In addition, the Company has agreed not to waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except that the Company may waive or release a person from such obligation solely to permit such person to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal that the Board of Directors determines, in good faith (after receiving financial and legal advice) constitutes, or would be reasonably likely, if consummated in accordance with its terms, to constitute a Superior Proposal, and the failure to so waive or release such person would be inconsistent with its fiduciary duties.

Nothing in the Support Agreement shall prevent the Company Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

In the Support Agreement, “Acquisition Proposal” means, other than the transactions contemplated by the Support Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than the Offeror or any of its Affiliates) made after the date of the Support Agreement relating to: (a) any acquisition or sale, direct or indirect, of: (i) the assets of the Company and/or one or more of the Company Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries taken as a whole; or (ii) 20% or more of any voting or equity securities of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries; (b) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Company; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries.

In the Support Agreement, the Company agreed to immediately cease, and to instruct its Representatives to immediately cease, and cause to be terminated any existing solicitation, discussion or negotiation with any person (other than the Offeror, the Offeror Affiliates or their Representatives) by the Company or any of its Representatives with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Company or its Representatives. The Company agreed to immediately cease to provide any person (other than the Offeror, the Offeror Affiliates or their Representatives) with access to information concerning the Company, or any Company Subsidiary, Mineral Right or Property, with respect to any Acquisition Proposal or potential Acquisition Proposal, and request within five business days of the date of the Support Agreement the return or destruction of all non-public information provided to any person (other than the Offeror, the Offeror Affiliates or their Representatives) who entered into a confidentiality agreement with the Company in connection with any Acquisition Proposal or potential Acquisition Proposal and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. The Company has agreed to immediately advise the Offeror orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any such person which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

The Company has also agreed to promptly (and in any event within 24 hours) notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer or request (or any amendment thereto) (a) constituting, relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, (b) for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal or (c) for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property, for access to properties, books and records of the Company or any Company Subsidiary or for a list of Shareholders, in each case, of which the Company or its Representatives is or becomes aware. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request, (including any amendment thereto) and all written communications with such person, and shall include copies of any such proposal, inquiry, offer or request (or any amendment to any of the foregoing). The Company has agreed also to provide such other details of the proposal, inquiry, offer or request (or any amendment to the foregoing) as the Offeror may request, acting reasonably. The Company agreed to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and to provide to the Offeror promptly all written communications with such person and to respond promptly to all inquiries by the Offeror with respect thereto.

Responding to Acquisition Proposals

In the event the Company receives a request for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property from a person who, on an unsolicited basis, has delivered to the Company a bona fide written Acquisition Proposal and the Company Board determines, in good faith (after receiving financial and legal advice) that such Acquisition Proposal constitutes, or would be reasonably likely, if consummated in accordance with its terms, to constitute a Superior Proposal and the failure to take the relevant action would be inconsistent with its fiduciary duties, then, and only in such case, the Company may provide such person with access to information regarding the Company for a period of no more than seven calendar days (the “Diligence Period”) and/or engage in discussions or negotiations with, or respond to enquiries from such person in response to such Acquisition Proposal, provided that (a) the Company shall have received from such person an executed confidentiality agreement (the “Third Party Confidentiality Agreement”) substantially in the form and on the terms of the Confidentiality Agreement, (b) the Offeror shall have received an executed copy of such Third Party Confidentiality Agreement and a list of, and access to (to the extent not previously provided to the Offeror) the information to be provided to such person and (c) at the end of the third business day following the expiry of the Diligence Period, unless such person has made a Superior Proposal, the Company shall immediately cease any existing discussion or negotiation with such person with respect to such Acquisition Proposal and immediately cease providing such person with access to information concerning the Company.

The Third Party Confidentiality Agreement may not include an exclusive right for the person executing such agreement to negotiate with the Company and may not prohibit the Company from providing to the Offeror, the Offeror Affiliates and their Representatives the information required by the Support Agreement. In addition, the Third Party Confidentiality Agreement must include a standstill covenant that (i) has a duration of at least 12 months and (ii) shall only be lifted for the purpose of allowing the person executing such agreement to confidentially propose to the Company Board an Acquisition Proposal meeting the relevant criteria set out in the Support Agreement.

Ability of the Company to Accept a Superior Proposal and the Offeror’s Right to Match

Notwithstanding the covenants described in this Section under “No Solicitation Covenant”, the Company may enter into any agreement (other than a Third Party Confidentiality Agreement) relating to an Acquisition Proposal, and/or withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval of the Company Board of the Offer and recommend or approve an Acquisition Proposal, provided in each case that:

(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Company has complied with its covenants related to Acquisition Proposals;

(iii)	the Company has provided to the Offerer written notice (the “Superior Proposal Notice”) containing, among other things, the determination of the Company Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Company Board to approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with copies of all correspondence and documents relating to such Superior Proposal;

(iv)	the period ending on the fifth business day following the date of receipt (Beijing time) of the Superior Proposal Notice by the Offeror (the “Right to Match Period”);

(v)	if the Offeror has proposed to amend the terms of the Offer during the Right to Match Period in accordance with the terms of the Support Agreement, the Company Board shall have determined, in good faith, after receiving financial and legal advice, that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms and conditions of the Support Agreement and the Offer by the Offeror;

(vi)	the Company concurrently terminates the Support Agreement pursuant to its terms; and

(vii)	the Company has previously, or concurrently will have, paid to the Offeror the Termination Payment.

The Support Agreement defines a “Superior Proposal” as an unsolicited bona fide Acquisition Proposal that:

•	is made in writing to the Company Board after the date of the Support Agreement;

•	did not result from a breach of the non-solicitation covenant in the Support Agreement by the Company or its Representatives;

•	is made for all of the Common Shares not owned by the person making such Acquisition Proposal and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired;

•	the Company Board has determined in good faith (after receiving financial and legal advice): (a) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; (b) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable from a financial point of view to Shareholders than the Offer (including any amendment to the terms and conditions of the Offer proposed by the Offeror in accordance with the Support Agreement), taking into account the form and amount of consideration under, the likelihood and timing of completion of, and the other terms and conditions of, such Acquisition Proposal; and (c) that failure to recommend to Shareholders that they accept such Acquisition Proposal would be inconsistent with its fiduciary duties;

•	is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of the Company or any Company Subsidiary or their respective Representatives beyond 5:00 p.m. (Vancouver time) on the last day of the Diligence Period; and

•	for which any financing required to complete such Acquisition Proposal is then committed, and the person making such Acquisition Proposal has delivered to the Company Board evidence of such commitment, to effect payment in full for the purchase of all of the outstanding Common Shares on a fully-diluted basis.

The Company acknowledged and agreed that during the Right to Match Period or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and the Support Agreement and the Company shall co-operate with the Offeror with respect thereto, including negotiating in good faith with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer as the Offeror deems appropriate and as would enable the Offeror to proceed with the Offer and any other Contemplated Transaction on such adjusted terms and conditions and as would result in the Acquisition Proposal ceasing to be a Superior Proposal. The Company Board will review any proposal by the Offeror to amend the terms and conditions of the Offer and the Support Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether such proposal to amend the Offer and the Support Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the proposed amendment to the terms and conditions of the Offer and the Support Agreement. If the Company Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Company and the Offeror shall enter into an amendment to the Support Agreement reflecting the proposal by the Offeror to amend the terms and conditions of the Offer and the Support Agreement.

Reaffirmation of Recommendation by the Company Board

The Company Board has agreed to promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal which the Company Board determines not to be a Superior Proposal is publicly announced or made; or (ii) the Company Board determines that a proposed amendment to the terms and conditions of the Offer and the Support

Agreement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal.

Subsequent Acquisition Transaction

If, within four months after the making of the Offer, the Offer has been accepted by persons, who, in the aggregate, hold at least 90% of the outstanding Common Shares as at the Expiry Time, other than Common Shares held on the date of the Offer by, or by a nominee for, or an “affiliate” (as defined in the BCBCA) of the Offeror, the Offeror shall, to the extent possible, effect a Compulsory Acquisition.

If the Offeror takes up and pays for under the Offer such number of Common Shares that, together with the Common Shares held by the Offeror and any Offeror Affiliate, is equal to at least 66?% of the outstanding Common Shares as at the Expiry Time, and a Compulsory Acquisition is not available, the Offeror shall use its commercially reasonable efforts to acquire the balance of the Common Shares as soon as practicable, and in any event within 120 days of the Expiry Time by way of a Subsequent Acquisition Transaction.

The Company has agreed that, in the event the Offeror takes up and pays for under the Offer, or otherwise acquires, such number of Common Shares that, together with the Common Shares held by the Offeror and any Offeror Affiliate, is equal to at least a simple majority of the outstanding Common Shares, it will assist the Offeror in connection with any proposed Compulsory Acquisition or Subsequent Acquisition Transaction that the Offeror may, in its sole discretion, undertake to pursue to acquire the balance of the Common Shares, provided that the consideration per Common Share offered in connection with such transaction is at least equivalent to the consideration per Common Share paid under the Offer.

Pre-Acquisition Reorganization

The Company has agreed that, upon request by the Offeror, the Company shall (a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each, a “Pre-Acquisition Reorganization”) and (b) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that any Pre-Acquisition Reorganization (i) is not prejudicial to the Company in any material respect, (ii) does not result in any material breach by the Company of its constating documents, any existing contract or commitment of the Company or any Law or (iii) would not reasonably be expected to prevent or materially delay the Offeror’s ability to take up and pay for the Common Shares tendered to the Offer. The Offeror will provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Offeror has agreed to waive any breach of a representation, warranty or covenant by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a request by the Offeror in accordance with the Support Agreement. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer and shall be effected immediately prior to any take-up by the Offeror of Common Shares tendered to the Offer. If the Offeror does not take up and pay for the Common Shares tendered to the Offer, the Offeror shall reimburse the Company for all direct fees and expenses of the Company incurred in connection with the proposed Pre-Acquisition Reorganization, if any, and any adverse tax consequences suffered by the Company as a result of implementing the Pre-Acquisition Reorganization.

Transaction Structuring

The Company has agreed to use reasonable commercial efforts to co-operate with the Offeror in structuring any acquisition of Common Shares contemplated under the Support Agreement in a tax efficient manner provided that no such co-operation shall be required where such structuring shall have a Material Adverse Effect in respect of the Company or adversely affect the likelihood that Shareholders would deposit their Common Shares under the Offer.

If (i) the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or an Offeror Affiliate would effectively acquire all of the Common Shares or all or substantially all of the assets of the Company within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement (an “Alternative

Transaction”) and (ii) the Company concludes, acting reasonably, that no action required to be taken in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would constitute a Material Adverse Effect in respect of the Company, the Company has agreed to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in the Support Agreement in respect of such Alternative Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time at which persons designated by the Offeror represent a majority of the directors of the Company Board:

•	by mutual written consent of the Offeror and the Company;

•	by the Company if (i) the Offeror is in material default of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five business days from the date of written notice of such breach and the business day prior to the Expiry Date; or (ii) any representation or warranty made by Tongling, CRCC or the Offeror in the Support Agreement shall have been at the date of the Support Agreement, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would be reasonably likely to prevent or materially delay consummation of the Contemplated Transactions, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five business days from the date of written notice of such breach and the business day prior to the Expiry Date (each, a “Company Reimbursement Payment Event”);

•	by the Company if the Company proposes to accept, approve or recommend, or enter into any agreement (other than a confidentiality agreement contemplated by the Support Agreement) relating to a Superior Proposal in compliance with the relevant provisions of the Support Agreement, provided that the Company has previously paid or concurrently pays to the Offeror (or its designee) the Termination Payment in consideration for the disposition of the rights of the Offeror under the Support Agreement, and further provided that the Company has not breached any of its covenants, agreements or obligations contained in the Support Agreement (a “Company Termination Event”);

•	by the Offeror if (i) the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time and the Offeror does not elect to waive such condition; or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any person or Governmental Entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling that restrains, enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transaction;

•	by the Offeror if (i) the Company is in default of its covenants related to Acquisition Proposals; (ii) provided that at least five business days have elapsed since the date of an Acquisition Proposal, the Company Board fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by the Offeror (or, if the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer); (iii) the Company Board withdraws, modifies, changes or qualifies, in any manner adverse to the Offeror or the Offeror Affiliates, the unanimous approval of the entering into of the Support Agreement and the recommendation that Shareholders accept the Offer; (iv) the Company Board recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal other than the Offer; or (v) the Company Board or any committee thereof remains neutral beyond five business days following the public announcement of an Acquisition Proposal (each, an “Offeror Termination Payment Event”);

•	by the Offeror if (i) the Company is in material default of any covenant or obligation under the Support Agreement other than a covenant or obligation related to Acquisition Proposals (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five business days from the date of written notice of such breach and the business day prior to the Expiry Date; or (ii) any representation or warranty made by the Company in the Support Agreement shall have been at the date of the Support Agreement, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of the Company or would be reasonably likely to prevent, materially delay or materially and adversely affect the consummation of any Contemplated Transaction, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five business days from the date of written notice of such breach and the business day prior to the Expiry Date (each, an “Offeror Reimbursement Payment Event”);

•	by the Company or the Offeror if (i) the Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the mailing of this Circular (the “Outside Date”) otherwise than as a result of the breach by the party seeking to terminate the Support Agreement of any covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty; or (ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such order, decree or ruling has become final and non-appealable, provided that the party seeking to terminate the Support Agreement shall have used all commercially reasonable efforts to remove or reverse such order, decree or ruling.

Termination Payment

The Offeror shall be entitled to a cash payment (the “Termination Payment”) in an amount equal to $20,000,000 upon the occurrence of any of the following events (each, a “Termination Payment Event”), which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(a)	the Support Agreement is terminated by the Offeror pursuant to an Offeror Termination Payment Event in which case the Termination Payment shall be paid to the Offeror on the first business day following such termination by the Offeror;

(b)	the Support Agreement is terminated by the Company pursuant to a Company Termination Event, in which case the Termination Payment shall be paid to the Offeror prior to or concurrently with such termination; or

(c)	prior to the Expiry Time (i) an Acquisition Proposal is publicly announced or otherwise made or any person has publicly announced an intention to make an Acquisition Proposal, (ii) the Offer is not completed as a result of the Minimum Tender Condition not having been met and (iii) on or before the date that is six months after the date on which the Support Agreement is terminated, (x) the Company Board accepts, approves or recommends an Acquisition Proposal, (y) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (z) any person acquires, directly or indirectly, more than 50% of the outstanding Common Shares or more than 50% of the consolidated assets of the Company, in which case the Termination Payment shall be paid to the Offeror on the earlier of the date that an Acquisition Proposal is accepted, approved or recommended by the Company Board or concurrently with the entering into of such a definitive agreement or such acquisition of Common Shares or assets.

The Termination Payment will be paid by the Company to the Offeror, or a designee of the Offeror identified in writing to the Company, by wire transfer in immediately available funds to an account specified by the Offeror. The Company is not obligated to make more than one Termination Payment.

Reimbursement Payment

If the Support Agreement is terminated by the Offeror pursuant to an Offeror Reimbursement Payment Event (other than in respect of a breach of a covenant or obligation by the Company in respect of which a Termination Payment is payable to the Offeror), the Company shall pay, or cause to be paid to the Offeror, all fees and expenses of the Offeror, up to a maximum of $2,000,000 (an “Offeror Reimbursement Payment”), which were incurred in connection with the transactions which are the subject of the Support Agreement in immediately available funds by way of wire transfer on the fifth business day following the receipt by the Company of an invoice for such fees and expenses, supported by appropriate documents.

If the Support Agreement is terminated by the Company pursuant to a Company Reimbursement Payment Event, the Offeror shall pay, or cause to be paid to the Company, all fees and expenses of the Company, up to a maximum of

$2,000,000 (a “Company Reimbursement Payment”), which were incurred in connection with the transactions which are the subject of the Support Agreement in immediately available funds by way of wire transfer on the fifth business day following the receipt by the Offeror of an invoice for such fees and expenses, supported by appropriate documents.

If the Offeror withdraws the Offer as a result of a failure to obtain the PRC Approvals, the Offeror shall pay or cause to be paid to the Company $10,000,000 (“PRC Approval Reimbursement Payment” and, together with the Offeror Reimbursement Payment and the Company Reimbursement Payment, the “Reimbursement Payments”) in immediately available funds by way of wire transfer no later than five business days after the time of such withdrawal.

Each party to the Support Agreement has acknowledged that the Termination Payments and the PRC Approval Reimbursement Payment are payments of liquidated damages which are genuine pre-estimates of the damages, including opportunity costs, which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of the Support Agreement and non-completion of the Contemplated Transactions, and are not penalties. Each party to the Support Agreement has irrevocably waived any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

The parties to the Support Agreement have agreed that the remedies represented by the Termination Payments and the Reimbursement Payments are the sole remedies in compensation or damages of the parties with respect to the event giving rise to the termination of the Support Agreement; provided, however, that nothing contained in the Support Agreement, and no payment of any Termination Payment or Reimbursement Payment shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of the Support Agreement, including the intentional or wilful making of a misrepresentation in the Support Agreement. Nothing in the Support Agreement shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Support Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and the Company relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of the Company also address various matters relating to the business, operations and properties of the Company and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since January 1, 2007 and except as disclosed publicly; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; real property and mining concessions; mineral interests and rights; insurance; and environmental matters. In addition, the Offeror has represented that it has sufficient funds or has made adequate arrangements to ensure that sufficient funds are available to effect payment in full for all of the Common Shares subject to the Offer.

Conduct of Business

The Company has agreed that, prior to the earlier of the time at which persons designated by the Offeror represent a majority of the directors of the Company Board and the termination of the Support Agreement, unless the Offeror otherwise agrees in writing, the Company shall, and shall cause each of the Company Subsidiaries to, among other things, conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective Property, Mineral Rights, Authorizations or contractual or other legal rights in good standing, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, service providers, employees and others having business relationships with them, and use commercially reasonable efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

The Company has agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

Each of the Company and the Offeror has agreed give prompt notice to the other of (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in the Support Agreement to be untrue or inaccurate at any time from the date of the Support Agreement to the time at which persons designated by the Offeror represent a majority of the directors of the Company Board and (b) any failure of such party or its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Support Agreement.

Other Covenants

Each of the Company and the Offeror has agreed to a number of mutual covenants, including to (a) co-operate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as is practicable the Contemplated Transactions and (ii) for the discharge by each party hereto of its respective obligations under the Support Agreement and the Offer, including its obligations under applicable Laws, and including, in each case, the execution and delivery of such documents as the other party hereto may reasonably require; and (b) make all required filings in Canada and the United States under applicable Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under applicable Laws in the manner and within the time periods required by applicable Laws. Each of the Offeror and the Company have also agreed to promptly correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under applicable Laws.

In addition, subject to applicable Laws and upon reasonable notice, the Company has agreed to provide the Offeror and its Representatives with reasonable access (without disruption to the conduct of the Company’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of and counsel to the Company and the Company Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of the Company and the Company Subsidiaries in order to allow the Offeror to conduct such investigations as the Offeror may consider necessary or advisable to confirm the accuracy of the Company’s representations and warranties contained in the Support Agreement, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reason relating to the Contemplated Transactions, and has further agreed to assist the Offeror in all reasonable ways in any such due diligence investigations which the Offeror may wish to conduct.

The Company’s Officers and Directors

From and for six years after the time at which persons designated by the Offeror represent a majority of the directors of the Company Board, the Offeror will, or will cause the Company or any successor to the Company (including a successor that results from the winding-up, dissolution or liquidation of the Company), to maintain the Company’s current directors’ and officers’ liability insurance policy or a reasonably equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company and the Company Subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of the Company and the Company Subsidiaries covering claims made prior to or within six years of the time at which persons designated by the Offeror represent a majority of the directors of the Company Board.

The Company and Offeror have agreed that all rights to indemnification existing in favour of the present and former directors and officers of the Company (the “Indemnified Parties”) pursuant to the constating documents of the Company or the Company Subsidiaries, or in contracts or agreements between such Indemnified Parties and the Company or the Company Subsidiaries as disclosed to the Offeror, shall survive and shall continue in full force and effect, without modification, with respect to acts or omissions of the Indemnified Parties occurring prior to the time at which persons designated by the Offeror represent a majority of the directors of the Company Board, for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters, and the Offeror shall cause the Company or the applicable Company Subsidiaries, or their respective successors, to honour such rights of indemnification.

Outstanding Options

The Company Board has agreed to resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled Expiry Time of the Offer, including by causing the vesting thereof to be accelerated.

The Company has agreed to use commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled expiry time of the Offer and to arrange that any Options not so exercised will terminate and cease to have any further force or effect.

6.	Lock-Up Agreements and Additional Lock-Up Agreements

CT Holdco entered into the Lock-Up Agreements on December 28, 2009 with each of Daniel Carriere, Richard Clark, Anthony Holler, Darryl Jones, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh.

Under the Lock-Up Agreements, each Locked-Up Shareholder has agreed, among other things, to (a) accept the Offer, (b) validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholder and (c) exercise all of the Options currently owned by such Locked-Up Shareholder and accept the Offer and validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, the Common Shares issued upon the exercise of such Options, except in limited circumstances, some of which are discussed below. The aggregate number of Common Shares subject to the Lock-Up Agreements, including Common Shares issuable upon exercise of Options held by the Locked-Up Shareholders, is 9,429,541, or approximately 12% of the issued and outstanding Common Shares on a fully-diluted basis.

The following is a summary of certain provisions of the Lock-Up Agreements. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-Up Agreements and the Additional Lock-Up Agreements. The Lock-Up Agreements and the Additional Lock-Up Agreements have been filed by the Offeror on SEDAR and EDGAR.

Agreement to Make the Offer

CT Holdco has agreed to make the Offer, or cause the Offer to be made, in accordance with the terms and subject to the conditions set forth in the Support Agreement, and to, within the time periods required by applicable Laws, take up and pay for all Common Shares validly deposited under, and not validly withdrawn from, the Offer, all in accordance with the terms and subject to the conditions of the Support Agreement and the Offer.

Agreement to Tender

The Locked-Up Shareholders have agreed to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Common Shares currently owned or controlled by such Locked-Up Shareholders, including all Common Shares issuable upon the exercise or conditional exercise of Options held by such Locked-Up Shareholders.

The Locked-Up Shareholders have also agreed not to withdraw their deposited Common Shares from the Offer during the term of the Lock-Up Agreements other than pursuant to the termination provisions of the Lock-Up Agreements described below, which include the right of Locked-Up Shareholders to terminate the Lock-Up Agreements in the event that the Support Agreement is terminated in accordance with its terms by the Company.

Covenants of the Locked-Up Shareholders

Each Locked-Up Shareholder has agreed, among other things, that it will (a) immediately cease and cause to be terminated any existing solicitation, discussion or negotiation, if any, with any person (other than CT Holdco, a CT Holdco Affiliate and their Representatives) with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by such Locked-Up Shareholder; (b) not, directly or indirectly, make, solicit, assist, initiate, encourage or otherwise facilitate any inquiry, proposal or offer regarding any Acquisition Proposal, engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than CT Holdco, a CT Holdco Affiliate and their Representatives) to make or complete any Acquisition Proposal or accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (c) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or any right or interest in such Common Shares; (d) not grant or agree to grant any proxy, power of attorney or other right to vote the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder; and (e) not do indirectly that which it may not do directly by the terms of the Lock-Up Agreement or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer.

In addition to the foregoing covenants, each Locked-Up Shareholder has agreed that it will (a) promptly notify CT Holdco of any proposal, inquiry, offer or request (or any amendment thereto) constituting, relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for discussions or negotiations relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for non-public information relating to the Company, any Company Subsidiary, Mineral Right or Property, for access to properties, books and records of the Company or any Company Subsidiary or for a list of the Shareholders; and (b) not requisition or join in any requisition of any meeting of securityholders without the prior written consent of CT Holdco, or vote or cause to be voted any of the Common Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder in respect of any proposed action by the Company or its shareholders or Affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the completion of the Offer or have a Material Adverse Effect in respect of the Company.

Representations and Warranties of the Locked-Up Shareholders

The Lock-Up Agreements contain customary representations and warranties of the Locked-Up Shareholders, including, among other things, representations and warranties as to: (a) sole right to sell and ownership of the Common Shares free and clear of encumbrances; (b) authority, execution, delivery and enforceability of the relevant Lock-Up Agreement; and (c) absence of claims against the Locked-Up Shareholders.

Representations and Warranties of the Offeror

The Lock-Up Agreements also contain customary representations and warranties of the Offeror, including, among other things, representations and warranties as to: (a) due incorporation and existence of the Offeror; (b) authority, execution, delivery and enforceability of the Lock-Up Agreements; and (c) adequate arrangements to ensure sufficient funds are available to effect full payment for the purchase of all the Common Shares subject to the Offer.

Termination of the Lock-Up Agreements

The Lock-Up Agreement may be terminated in respect of a Locked-Up Shareholder by written agreement of CT Holdco and such Locked-Up Shareholder. The Lock-Up Agreement may also be terminated by CT Holdco in respect of a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) any Locked-Up Shareholder has not complied in any material respect with its covenants contained in the Lock-Up Agreement and such non-compliance is not curable or, if curable, is not cured by the earlier of the date that is five business days from the date of written notice of such breach and the business day prior to the expiry date of the Offer; (b) any representation or warranty of any Locked-Up Shareholder under the Lock-Up Agreement is untrue or incorrect in any material respect; (c) the Support Agreement has been terminated in accordance with its terms; or (d) any condition of the Offer is not satisfied or waived by CT Holdco at or prior to the expiry time of the Offer.

The Lock-Up Agreement may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) CT Holdco has not made the Offer by 11:59 p.m. (Vancouver time) on February 1, 2010 (subject to extension in certain circumstances); (b) the Offer shall have expired or shall have been withdrawn in accordance with its terms; (c) CT Holdco has not complied in any material respect with any covenant contained in the Lock-Up Agreement or if any representation or warranty of CT Holdco therein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five business days from the date of written notice of such breach and the business day prior to the expiry date of the Offer; (d) the Offer has been made and CT Holdco has not taken up and paid for all Common Shares deposited under the Offer when required to do so in accordance with applicable law; or (e) the Support Agreement is terminated in accordance with its terms. Any termination of a Lock-Up Agreement by a Locked-Up Shareholder will only be effective with respect to such Locked-Up Shareholder.

Additional Lock-Up Agreements

CT Holdco entered into the Additional Lock-Up Agreements effective January 29, 2010 with each of Warren McLean, Darryl Lindsay, Ian Harris, Skott Mealer and Leonardo Elizalde on substantially the same terms as the Lock-Up Agreements. The aggregate number of Common Shares subject to the Additional Lock-Up Agreements, including Common Shares issuable upon the exercise of Options held by the Additional Locked-Up Shareholders, is 988,900, or approximately 1.25% of the issued and outstanding Common Shares on a fully-diluted basis.

7.	Purpose of the Offer and Plans for the Company

The purpose of the Offer is to enable the Offeror to acquire (and Tongling and CRCC indirectly to acquire through CT Holdco and the Offeror) all of the outstanding Common Shares. If the Offeror takes up and accepts for payment Common Shares validly deposited under the Offer, the Offeror currently intends, if possible to do so under and subject to compliance with all applicable Laws, to acquire all the outstanding Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

Upon completion of the Offer, the Offeror intends to conduct a detailed review of the Company and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist.

Promptly following the Change of Control Time and from time to time thereafter, the Offeror shall be entitled to designate (i) such number of members of the Company Board and the committees thereof (in each case, rounded up to the next whole number of members) as is proportionate to the Offeror Percentage or (ii) following the purchase by the Offeror of such number of Common Shares which, together with the Common Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least 66 2/3% of the outstanding Common Shares, all of the members of the Company Board and the committees thereof and, in each case, the Company shall not frustrate the attempts by the Offeror to do so.

If permitted by applicable Laws, the Offeror intends to cause the Company to apply to delist the Common Shares from the Amex as soon as practicable after completion of the Offer, and from the TSX as soon as practicable after the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer, the Offeror intends to cause the Company to cease to be a reporting issuer under the securities laws of the United States and subsequent to any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful:

•	the Offeror will own all of the equity interests in the Company and will be entitled to all the benefits and risks of loss associated with such ownership;

•	current Shareholders will no longer have any interest in the Company or the Company’s assets, book value or future earnings or growth, and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

•	the Offeror will have the right to elect all members of the Company Board; and

•	the Common Shares will no longer trade on the Stock Exchanges or any other securities exchange. See Section 3 of the Circular, “Certain Information Concerning Securities of the Company” and Section 16 of the Circular, “Effect of the Offer on the Market for Listing of Common Shares and Status as a Reporting Issuer”.

8.	Source of Funds

The Offeror’s obligation to purchase the Common Shares deposited to the Offer is not subject to any financing condition.

The Offeror estimates that, if it acquires all of the Common Shares (based on the number of Common Shares on a fully-diluted basis as of December 28, 2009 as represented by the Company in the Support Agreement), the total amount of cash required for the purchase of the Common Shares will be approximately $679 million. CT Holdco, Tongling and

CRCC have adequate arrangements in place to ensure the Offeror is sufficiently funded to enable it to effect payment in full for the purchase of all of the Common Shares subject to the Offer. In addition to existing cash resources that CT Holdco, Tongling and CRCC have available, CT Holdco has as of the date hereof received a commitment letter from the Bank of China for a loan of up to US$300 million for purposes of funding the Offer. The loan will be subject to the condition that all relevant governmental and regulatory approvals that are required to be obtained in connection with the Offer be obtained or otherwise satisfied and terms customary for such loan transactions. The interest rate for the loan will be settled between CT Holdco and the Bank of China at the time when the formal loan agreement is entered into and the loan may be repaid at any time without penalty.

The Offeror believes that its financial condition and the financial condition of each of CT Holdco, Tongling and CRCC is not material to a decision by a Shareholder whether to deposit Common Shares under the Offer because (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer, (b) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer, (c) the Offer is not subject to obtaining any financing or to any financing contingencies and (d) with its combined cash resources and existing credit facilities, CT Holdco, Tongling and CRCC will have sufficient funds to fund the Offeror with the total amount required to purchase the Common Shares under the Offer.

9.	Ownership of and Trading in Securities of the Company

No Common Shares or Options are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by the Offeror, CT Holdco, Tongling, CRCC or their directors or officers. To the knowledge of the Offeror, after reasonable enquiry, no Common Shares or Options are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of the Offeror, CT Holdco, Tongling or CRCC, an insider of the Offeror, CT Holdco, Tongling or CRCC (other than their respective directors or officers), or any person acting jointly or in concert with the Offeror, CT Holdco, Tongling or CRCC.

To the knowledge of the Offeror, after reasonable enquiry, none of the Offeror, CT Holdco, Tongling or CRCC or their respective directors or officers or any associate or affiliate of an insider of the Offeror, CT Holdco, Tongling or CRCC, any insider of the Offeror, CT Holdco, Tongling or CRCC, or any person acting jointly or in concert with the Offeror, CT Holdco, Tongling or CRCC, purchased or sold any securities of the Company during the six-month period preceding the date of the Offer.

10.	Commitments to Acquire Securities of the Company

None of the Offeror, CT Holdco, Tongling or CRCC or, to the knowledge of the Offeror, after reasonable enquiry, their respective directors or officers, any associate or affiliate of an insider of the Offeror, CT Holdco, Tongling or CRCC, any insider of the Offeror, CT Holdco, Tongling or CRCC or any person acting jointly or in concert with the Offeror, CT Holdco, Tongling or CRCC, has entered into any agreements, commitments or understandings to acquire any securities of the Company, except for the agreements made by the Offeror, CT Holdco, Tongling and CRCC (as applicable) pursuant to the Support Agreement and the Lock-Up Agreements. See Section 5 of the Circular, “Support Agreement” and Section 6 of the Circular, “Lock-Up Agreements and Additional Lock-Up Agreements”.

11.	Other Material Facts

The Offeror has no knowledge of any material fact concerning the securities of the Company that has not been generally disclosed by the Company, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12.	Acquisition of Common Shares Not Deposited

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer. There is no assurance that such transaction will be completed, in particular if the Offeror and its affiliates hold less than 66 2/3% of the outstanding Common Shares on a fully-diluted basis following completion of the Offer.

Compulsory Acquisition

If, within four months after the making of the Offer, the Offer has been accepted by persons, who, in the aggregate, hold at least 90% of the outstanding Common Shares as at the Expiry Time, other than Common Shares held on the date of the Offer by, or by a nominee for, or an “affiliate” (as defined in the BCBCA) of the Offeror, the Offeror will, to the extent possible, acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer (“Offerees”) pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”).

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Offeree that were involved in the Offer for the same consideration and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice to the Company) and must pay or transfer to the Company the amount or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate. Upon the Company receiving from the Offeror a copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice no earlier than two months after the Offeror’s Notice was sent to the Offerees, the Company will be required to register the Offeror as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount or other consideration received by the Company for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the Company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule “A” to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares, other than Common Shares held on the date of the Offer by, or by a nominee for, or an “affiliate” (as defined in the BCBCA) of the Offeror, are acquired by or on behalf of the Offeror, any Offeree of that class will be entitled, in certain circumstances and in accordance with the BCBCA, to require the Offeror to acquire such Offeree’s Common Shares.

If the Offeror has not sent the Offeror’s Notice to an Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Offeree who did not accept the Offer stating that the Offeree, within three months after receiving such written notice, may require the Offeror to acquire the Common Shares of that Offeree that were involved in the Offer. If an Offeree requires the Offeror to acquire the Offeree’s Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same consideration and on the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compelled acquisition which may become available to Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA. See Subsections 300(9) and 300(10) of the BCBCA, a copy of which is attached as Schedule “A” to this Circular, for the full text of the relevant statutory provisions. Subsections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for under the Offer such number of Common Shares that, together with the Common Shares held by the Offeror and any Offeror Affiliate, is equal to at least 66 2/3% of the outstanding Common Shares as at the Expiry Time, and a Compulsory Acquisition is not available, the Offeror intends to use its commercially reasonable efforts to acquire the balance of the Common Shares as soon as practicable and, in any event, within 120 days of the Expiry Time, by way of a statutory arrangement, amalgamation, amendment to articles, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (a “Subsequent Acquisition Transaction”) carried out for consideration per Common Share not less than the consideration per Common Share paid under the Offer.

The timing and details of any Subsequent Acquisition Transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, the Offeror owns at least 66 2/3% of the outstanding Common Shares on a fully-diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully-diluted basis pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination”, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of the Company for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61 101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting the Company and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and the Company’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (i) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case, within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction, except to the extent described below and in Section 13 of the Circular, “Benefits of the Offer”.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid; and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the “De Minimis Exemption”).

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” benefits received by a related party if such benefit meets all of the criteria described in (a) to (c) in the previous paragraph and, (i) the related party discloses to an independent committee of the Company Board (the “Independent Committee”) the value of the benefit to be received by him and the amount of consideration he expects to receive for his Common Shares under the Offer, (ii) the Independent Committee, acting in good faith, determines that the value of the benefit is less than 5% of the consideration to be received for his Common Shares, and (iii) the Independent Committee’s determination is disclosed in the Director’s Circular (the “Independent Committee Exemption”).

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by such dissenting Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

The details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Common Shares, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of the Company, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from the Company, or taking no action to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer, “Market Purchases and Sales of Common Shares”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “— Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

13.	Benefits from the Offer

To the knowledge of the Offeror, CT Holdco, Tongling and CRCC, other than as described in this Section 13, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any insider of the Offeror, or, to the knowledge of the Offeror after reasonable enquiry, any director or officer of the Company, any associate or affiliate of an insider of the Company, any associate or affiliate of the Company, or any person or company acting jointly or in concert with the Company, other than those benefits that will accrue to Shareholders generally.

As noted above in Section 12 of the Circular “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transactions”, Common Shares acquired by the Offeror from a “related party” of the Company, which term includes the directors and officers of the Company, may not be treated as “minority” shares and the Offeror may not vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction if such related party is entitled to receive a “collateral benefit” (within the meaning of MI 61-101), directly or indirectly, in connection with the Offer, subject to certain exemptions.

The Company has advised the Offeror that the Company has in place employment agreements with each of Ken Shannon, Dan Carriere and Darryl Jones (the “Employment Agreements”). Each of these Employment Agreements provides that if the employee’s employment is terminated at his instance for “Good Reason”, or by the Company without cause, he is entitled to be paid an amount equal to 24 months’ base salary plus benefits. “Good Reason” is defined in the Employment Agreements as a material reduction in the employee’s base salary or benefits or a material diminution of his duties, authority or position, made without his consent. Assuming a triggering event occurs under each of the Employment Agreements, based upon their current salaries and benefits, these arrangements would result in payments to Ken Shannon, Dan Carriere and Darryl Jones of $674,598, $569,824 and $451,750, respectively. Although these payments are not triggered by a change in control of the Company, they may constitute a “collateral benefit” within the meaning of MI 61-101.

In addition, the Company has advised the Offeror that certain related parties of the Company, including Ken Shannon, Dan Carriere and Darryl Jones, may receive, as a consequence of the Offer, a collateral benefit as a result of their ability to exercise Options in connection with the Offer regardless of whether such Options are currently vested.

The Company has advised the Offeror that as of the date the intention of the Offeror to make the Offer was announced, with the exception of Anthony Holler, Ken Shannon and Dan Carriere, each of these related parties of the Company and his associated entities beneficially owned, or exercised control or direction over, less than 1% of the Company’s outstanding Common Shares. See the section entitled “Ownership of Securities of Corriente” in the Directors’ Circular. The De Minimis Exemption is thus applicable in respect of such related parties and the Common Shares acquired by the Offeror from such related parties under the Offer, representing approximately 1.4% of the outstanding Common Shares assuming the exercise of Options, may be treated as “minority” shares and be voted, or considered voted, in favour of a Subsequent Acquisition Transaction.

The De Minimis Exemption is not applicable in respect of Anthony Holler, Ken Shannon and Dan Carriere, who each held, respectively, 1,299,200 Common Shares and 100,000 Options (including 43,748 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 1.85% of the outstanding Common Shares assuming the exercise of Options; 1,605,062 Common Shares and 520,000 Options (including 152,500 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 2.80% of the outstanding Common Shares assuming the exercise of Options; and 4,335,079 Common Shares and 520,000 Options (including 152,500 Options not currently exercisable that will become exercisable as a result of the Offer), representing approximately 6.40% of the outstanding Common Shares assuming the exercise of Options. An Independent Committee was struck for the purpose of determining whether the Independent Committee Exemption is applicable in respect of them and whether the Common Shares acquired by the Offeror from them may be treated as “minority” shares and be voted, or considered voted, in favour of a Subsequent Acquisition Transaction.

The amount of the benefit to be realized by each of Anthony Holler, Ken Shannon and Dan Carriere, as a result of the acceleration of their otherwise unvested Options, based on the difference between the Option exercise price and the price per Common Share payable under the Offer, is $113,728, $636,500 and $636,500, respectively. The Offeror has been advised by the Company that the Independent Committee has reviewed the potential benefit to be received by each of Anthony Holler, Ken Shannon and Dan Carriere in accordance with MI 61-101 with its legal advisors and has determined that each of Anthony Holler and Dan Carriere may receive benefits from severance payments under his Employment Agreement and/or acceleration of his Options, net of any off-setting costs, with an aggregate value that is less than 5% of the consideration to be received by him for his Common Shares under the Offer, and that Ken Shannon may receive benefits from severance payments under his Employment Agreement and/or acceleration of his Options, net of any off-setting costs, with an aggregate value that is greater than 5% of the consideration to be received by him for his Common Shares under the Offer. Therefore, the Company has advised the Offeror that the Independent Committee Exemption is applicable in respect of each of Anthony Holler and Dan Carriere, but not Ken Shannon.

Accordingly, to the knowledge of the Offeror after reasonable inquiry, it is expected that all of the Common Shares that may be acquired by the Offeror pursuant to the Offer, except for any Common Shares acquired from Ken Shannon, will be permitted to be included in determining whether minority approval for any Subsequent Acquisition Transaction is obtained.

Pursuant to the Support Agreement, from and after the time at which persons designated by the Offeror represent a majority of the directors of the Company Board, the Offeror has agreed that for the period from such time until six years after such time, the Offeror will, or will cause the Company or any successor to the Company (including a successor that results from the winding-up, dissolution or liquidation of the Company), to maintain the Company’s current directors’ and officers’ liability insurance policy or a reasonably equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company and the Company Subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of the Company and the Company Subsidiaries covering claims made prior to or within six years of such time. Alternatively, prior to such time, the Company may purchase run-off directors’ and officers’ liability insurance for a period of six years after such time.

14.	Agreements, Commitments or Understandings

Other than the Lock-Up Agreements and the Additional Lock-Up Agreements, or as described below, there are (a) no agreements, commitments or understandings made or proposed to be made between the Offeror, CT Holdco, Tongling or CRCC and any of the directors or officers of the Company, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful and (b) no agreements, commitments or understandings between the Offeror, CT Holdco, Tongling or CRCC and any securityholder of the Company with respect to the Offer.

Other than the Confidentiality Agreement, Support Agreement, the Lock-Up Agreements and the Additional Lock-Up Agreements, there are no agreements, commitments or understandings between the Offeror, CT Holdco, Tongling or CRCC and the Company relating to the Offer, and the Offeror is not aware of any other agreement, commitment or understanding that could affect control of the Company and that could reasonably be regarded as material to a securityholder in deciding whether to deposit securities. See Section 5 of the Circular, “Support Agreement” and Section 6 of the Circular, “Lock-Up Agreements and Additional Lock-Up Agreements”.

For information on arrangements made or proposed to be made between the Company and any of its directors or officers, see the Directors’ Circular.

15.	Regulatory Matters

The Offeror’s obligation to take up and pay for Common Shares under the Offer is conditional upon, among other things, all Regulatory Approvals having been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably. The Regulatory Approvals include the PRC Approvals, the Ecuador Approvals and the Competition Act Approval and other approvals (including under the Investment Canada Act described below) that are, as determined by the Offeror, acting reasonably, necessary or advisable (a) to complete the Offer or any other Contemplated Transaction, (b) to maintain and preserve all of the Company’s rights under each of its Mineral Rights and Properties and under each of its material Authorizations or (c) in connection with or as a consequence of the acquisition of the Common Shares by the Offeror.

PRC Approvals

The principal PRC Approval is that of the National Development and Reform Commission. Other PRC Approvals include those required from the Ministry of Commerce, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission and equivalent authorities in the Province of Anhui, China. The Offeror expects that the PRC Approvals required to complete the Offer or any other Contemplated Transaction will be obtained prior to the Expiry Time.

Ecuador Approvals

Except as described below, the Offeror has no reason to believe that any Ecuador Approvals will be required to complete the Offer or any other Contemplated Transaction or in connection with or as a consequence of the acquisition of the Common Shares by the Offeror.

The Offeror’s obligation to take up and pay for Common Shares under the Offer is conditional on, among other things, a Replacement Title being issued by the Ecuadorian competent authority in favour of the Company or a Company Subsidiary for each Concession under the New Mining Law unless the Company shall have provided to the Offeror an opinion of Ecuadorian counsel satisfactory to the Offeror, acting reasonably, that Replacement Titles are no longer required under the New Mining Law. The Offeror has no reason to believe that the required Replacement Titles will not be obtained prior to the Expiry Time.

Competition Act Approval

Parties to an acquisition are required to file a pre-merger notification under the Competition Act if certain financial thresholds and voting interest thresholds are exceeded. In that case, certain information is required to be provided to the Commissioner and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period under section 123 of the Competition Act (the “Waiting Period”). After a complete pre-merger notification is made, an initial 30-day Waiting Period commences. At any time during that 30-day period, the Commissioner may issue a supplementary information request (“SIR”) requiring that additional information be supplied to the Commissioner. Issuance of an SIR will extend the Waiting Period to 30 days beyond the date upon which all of the information required by the SIR is received by the Commissioner.

Instead of filing a pre-merger notification, the parties may request that the Commissioner issue an advance ruling certificate (an “ARC”) in respect of a proposed transaction stating that the Commissioner is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. Alternatively, the Commissioner may issue a “no-action” letter indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the proposed transaction and waive any applicable Waiting Period or the obligation to notify.

The Commissioner’s review of a transaction may take longer than the Waiting Period, depending upon whether the transaction is classified by the Commissioner as non-complex (which has a non-binding service standard period of 14 days), complex (which has a non-binding service standard period of 10 weeks) or very complex (which has a nonbinding service standard period of five months).

Under the Competition Act, the Commissioner may decide to challenge the transaction or seek to prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially. The Commissioner may make an application to the Competition Tribunal to challenge a transaction under the merger provisions of the Competition Act prior to closing, and for up to one year after the transaction has been substantially completed. If the Competition Tribunal finds that the transaction is likely to prevent or lessen competition substantially, it may order that the transaction not proceed or, in the event that the transaction has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. With the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may also order a person to take any other action.

The Offeror believes that the acquisition of the Common Shares by the Offeror will be subject to pre-merger notification under the Competition Act but does not raise any substantive competition issues. Accordingly, the Offeror will file for an ARC (or in the alternative a “no action” letter and waiver of the Waiting Period or the obligation to notify) in respect of the Contemplated Transactions. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that the Commissioner shall have issued an ARC in respect of the Contemplated Transactions, or (a) the Waiting Period shall have expired, been terminated or been waived by the Commissioner, or the Commissioner shall have waived the obligation to notify under Part IX of the Competition Act, and (b) the Offeror shall have been advised in writing by the Commissioner, in form and substance acceptable to the Offeror acting reasonably, that the Commissioner has concluded that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Contemplated Transactions.

Investment Canada Act

The acquisition of control of a Canadian business by a non-Canadian may be subject to review under the Investment Canada Act if certain financial thresholds are exceeded (a “Reviewable Transaction”). A Reviewable Transaction cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister of Industry”) is satisfied, following the filing of an application for review, that the transaction is likely to be of “net benefit to Canada”. Acquisitions of control that do not exceed the prescribed review thresholds are generally not subject to review, although notice of the acquisition must be filed with the Minister of Industry.

Based upon an examination of information available to the Offeror relating to the Company, the Offeror believes that the Offer will not meet the current applicable threshold for a Reviewable Transaction. Accordingly, the Offeror is not required to file an application for review under the Investment Canada Act, its only obligation being to file the required notice. The Offeror filed the required notification under the Investment Canada Act with the Minister of Industry on January 15, 2010.

However, pursuant to amendments to the Investment Canada Act that are not yet in effect, the applicable threshold for a Reviewable Transaction will change such that review will be required if the “enterprise value” of the assets of the Canadian business is equal to or greater than $600 million. Based on draft regulations defining the term “enterprise value”, the Offeror does not expect that the Offer will become a Reviewable Transaction once the amendments to the Investment Canada Act come into effect. However, the Offeror cannot give any assurance that the Offer will not become a Reviewable Transaction should the amendments to the Investment Canada Act and the draft regulations come into effect prior to the acquisition of control of the Company by the Offeror. If the Offer becomes a Reviewable Transaction, the Offeror will file an application for review under the Investment Canada Act. The Minister of Industry would then be required to determine that the Offer is likely to be of net benefit to Canada before the Offeror could take up and pay for the Common Shares under the Offer. The Minister of Industry would be obliged to make this determination within 45 days of receiving the application for review. This period could be unilaterally extended by the Minister of Industry for 30 days and then extended further for such longer period as might be agreed with the Offeror.

The Investment Canada Act also provides for a separate review process for investments that “could be injurious to national security”. This national security review process applies irrespective of whether the investment is a Reviewable

Transaction. The Minister of Industry has until 45 days following the filing of a notification or an application for review, or until 45 days following implementation of a transaction not subject to notification or review, to either issue a notice to a non-Canadian that its investment may be subject to a national security review or to order that a review take place without a notice of possible review first being issued. Once notified that the investment may or will be subject to a national security review, an investment that has not yet been implemented cannot be completed until the non-Canadian receives notice that no national security review will be ordered or, following a national security review, that it has been determined that the investment would not be injurious to national security. If, following review, it is determined that the investment would be injurious to national security, or the Minister of Industry is not able to make a determination, the non-Canadian may be ordered not to implement the investment, to implement on terms and conditions or to divest itself of control.

While there are currently no published criteria that can be used to determine whether any given transaction will be considered injurious to national security under this review process, the Offeror has no reason to believe that the acquisition of Common Shares by the Offeror will raise any issues that would lead to a review in respect of national security or a determination that the Offer would be injurious to national security.

16.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

If permitted by applicable Laws, the Offeror intends to cause the Company to apply to delist the Common Shares from the Amex as soon as practicable after completion of the Offer, and from the TSX as soon as practicable after the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, the rules and regulations of the Stock Exchanges establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from such stock exchanges. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased by the Offeror under the Offer or otherwise, it is possible that the Common Shares would fail to meet the criteria for continued listing on the Stock Exchanges. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares.

If the Common Shares are delisted from the Stock Exchanges, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether the Company remains subject to public reporting requirements in Canada and the United States and other factors.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Company may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and securities laws of certain provinces of Canada. Furthermore, it may be possible for the Company to request the elimination of the public reporting requirements of any province where a small number of Shareholders may reside. If permitted by applicable Laws, subsequent to the completion of the Offer, the Offeror intends to cause the Company to cease to be a reporting issuer under the securities laws of the United States and subsequent to any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under the securities laws of each province of Canada where it is currently a reporting issuer.

The Common Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a “national securities exchange” and certain other conditions are met. The termination of the registration of the Common Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going private” transactions, no longer applicable to the Common Shares. If registration of the Common Shares is not terminated prior to any Subsequent Acquisition Transaction, then the Common Shares will be delisted from the Stock Exchanges and the registration of the Common Shares under the U.S. Exchange Act will be terminated following the consummation of any Subsequent Acquisition Transaction.

Non-Resident Holders are cautioned that, if the Common Shares are not listed on a designated stock exchange (which currently includes the TSX) at the time they are disposed of (such as a disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), certain negative Canadian federal income tax consequences may arise. See Section 17 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Delisting of Common Shares Following Completion of the Offer”. Non-resident Shareholders should consult their own tax advisors in the event the Common Shares are delisted.

17.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, legal advisors to the Offeror, CT Holdco, Tongling and CRCC, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, holds the Common Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Offeror, CT Holdco, Tongling or CRCC. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding, based on publicly-available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Shareholder that is a “specified financial institution” as defined in the Tax Act, to a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act, or to a Shareholder that has elected to report its Canadian tax results in a functional currency in accordance with the provisions of subsection 261(3) of the Tax Act. In addition, this summary does not address all issues relevant to Shareholders who acquired their Common Shares on the exercise of an Option. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Common Shares, less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors regarding these rules.

Compulsory Acquisition

As described in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”.

A Resident Holder who obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of the Company with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder’s capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but may also be deductible in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the issuer of the Redeemable Shares designating the dividend as an “eligible dividend” within the meaning of the Tax Act. There can be no assurance that any deemed dividend will be an eligible dividend.

Pursuant to the current administrative practice of the Canada Revenue Agency, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by a court of competent jurisdiction). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer for which Common Shares are “designated insurance property” under the Tax Act.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer or Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed on a designated stock exchange (which currently includes the TSX and the Amex), (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have not owned 25% or more of the shares of any class or series of the Company at any time within the 60-month period immediately preceding that time, and (c) the Common Share is not otherwise deemed to be taxable Canadian property for purposes of the Tax Act.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-

Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the Canada-United States Income Tax Convention (the “U.S. Treaty”), a Non-Resident Holder who is a resident of the United States for the purposes of the Tax Act and the U.S. Treaty and who is entitled to benefits under the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares, provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder is required to file a Canadian income tax return reporting the disposition of the Common Shares if such Common Shares are taxable Canadian property to the Non-Resident Holder unless the Non-Resident Holder is: (i) not liable to pay tax under Part I of the Tax Act in respect of the year of disposition, (ii) not liable to pay any amount under the Tax Act in respect of any previous taxation year, and (iii) the Common Shares disposed of either qualify as “excluded property” under the Tax Act or a certificate under section 116 of the Tax Act has been issued in respect of the disposition of such Common Shares. Common Shares will generally qualify as “excluded property” for this purpose if the Common Shares are listed on a “recognized stock exchange” (which currently includes the TSX and the Amex) or are “treated protected property” to the Non-Resident Holder at the time of disposition.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will not be subject to Canadian withholding tax.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 12 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Any interest paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will not be subject to Canadian withholding tax.

Delisting of Common Shares Following Completion of the Offer

For purposes of this summary, it is assumed that the Common Shares will be listed on the TSX and/or the Amex at the time of disposition pursuant to the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be. Therefore, the Common Shares will be considered to be “excluded property” for purposes of section 116 of the Tax Act. Accordingly, should the Common Shares be taxable Canadian property to a Non-Resident Holder, no amount must be withheld by the Offeror, on account of Canadian income tax, from the offered consideration and such Non-Resident Holder is not required to obtain a certificate under section 116 of the Tax Act in respect of the disposition of such Common Shares.

In the event that the Common Shares are not listed on the TSX, the Amex or another “recognized stock exchange” (as defined in the Tax Act) at the time of disposition pursuant to the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, the Common Shares will constitute taxable Canadian property and the Offeror may be required to withhold an amount from any payment to the Non-Resident Holder and the Non-Resident Holder may be required to obtain a certificate under section 116 of the Tax Act in respect of the disposition of the Common Shares.

18.	Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax considerations generally applicable to U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set forth below. The discussion does not address aspects of U.S. federal taxation other than income taxation, nor does it address aspects of U.S. federal income taxation that may be applicable to particular shareholders, including but not limited to shareholders who are brokers, dealers in securities or currencies, insurance companies, tax-exempt organizations, banks, or other financial institutions, mutual funds, qualified retirement plans or other tax-deferred accounts, traders in securities electing to use the mark-to-market method of accounting, non-U.S. persons or entities, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company, the Offeror, CT Holdco, Tongling or CRCC, U.S. Shareholders whose functional currency is not the U.S. dollar, persons subject to alternative minimum tax, certain former citizens or residents of the United States, persons who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as “capital assets” within the meaning of Section 1221 of the Code. The discussion does not address the U.S. federal income tax consequences to holders of options to purchase Common Shares or holders of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or non-U.S. tax consequences. U.S. Shareholders are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 12 of this Circular, “Acquisition of Common Shares Not Deposited”.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof or therein; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30) or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Common Shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

Passive Foreign Investment Companies

In general, the Company would be a passive foreign investment company (a “PFIC”) if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of the value of its assets (based on an average of the quarterly value of the assets during the taxable year) is attributable to assets that produced, or were held for the production of, passive income. “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. For purposes of the PFIC income and asset tests described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

If the Company is or has been a PFIC during any year in which a U.S. Shareholder held Common Shares and the U.S. Shareholder did not timely elect to be taxable currently on his or her pro rata share of the Company’s earnings under the “qualified electing fund” rules or to be taxed on a “mark to market” basis with respect to his or her Common Shares, any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) would be required to be allocated ratably to each day the U.S. Shareholder has held the Common Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which the Company was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year in such holding period during which the Company was a PFIC, taxable as ordinary income at the highest tax rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, if the Company is a PFIC and owns, directly or indirectly, shares of another foreign corporation that also is a PFIC, a disposition or deemed disposition of the shares of such other foreign corporation generally will be treated as an indirect disposition by a U.S. Shareholder, which generally will be subject to the PFIC rules. To the extent that gain recognized on the actual disposition by a U.S. Shareholder of Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, the gain generally should not be subject to U.S. federal income tax.

Even if a U.S. Shareholder has timely filed a “qualified electing fund” or “mark to market” election as described above, the tax consequences of the sale of Common Shares could be adversely affected under certain circumstances if the Offeror makes an election under Section 338 of the Code with respect to the purchase of the Company.

The Company has indicated in public filings made in prior years that it believes it was a PFIC. However, the Offeror has not made any determination as to the PFIC status of the Company or any of its subsidiaries. Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of the Company being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Common Shares, and whether the Shareholder can or should make any of the special elections under the PFIC rules with respect to the Company.

Disposition of Common Shares

A U.S. Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than, in the case of a U.S. Shareholder who dissents, amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for United States federal income tax purposes, which would be treated as ordinary income) and the U.S. Shareholder’s adjusted tax basis in the Common Shares sold in the Offer or the Compulsory Acquisition. In general, capital gain recognized by a non-corporate U.S. Shareholder is currently subject to a maximum U.S. federal income tax rate of 15% if the Common Shares were held for more than one year. However, in the event that the Company has been a PFIC for U.S. federal income tax purposes during such Shareholder’s holding period in the Common Shares, any such gain or loss will be treated as ordinary income and subject to an interest charge as described under “Passive Foreign Investment Companies” above.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described in Section 12 of this Circular, “Acquisition of Common Shares Not Deposited”. The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

If a U.S. Shareholder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received, as determined on the settlement date of the sale.

If a U.S. Shareholder is an accrual-basis taxpayer, the U.S. Shareholder may elect the same treatment required of cash-basis taxpayers, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency to which the U.S. Shareholder becomes entitled on the date of the sale and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Offer (or a Compulsory Acquisition or Subsequent Acquisition Transaction).

Subject to the discussion above under the heading “Passive Foreign Investment Companies”, and although there is no authority directly on point, a U.S. Shareholder who dissents in a Compulsory Acquisition or Subsequent Acquisition

Transaction and elects to receive the fair value for the holder’s Common Shares may be required to recognize gain or loss at the time of the Compulsory Acquisition or Subsequent Acquisition Transaction (even if the fair market value of the Common Shares has not yet been judicially determined at that time), in an amount equal to the difference between the “amount realized” and the adjusted tax basis of the Common Shares. For this purpose, although there is no authority directly on point, the amount realized generally should equal the sum of the U.S. dollar equivalent amounts, determined at the spot rate, of the trading values for the Common Shares on the settlement date of the Compulsory Acquisition or Subsequent Acquisition Transaction. In this event, gain or loss also would be recognized by the U.S. Shareholder at the time the actual fair value payment is determined, to the extent that the payment exceeds or is less than the amount previously recognized. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the U.S. dollar equivalent to the Canadian dollar amount of this portion generally should be included in ordinary income in accordance with the U.S. Shareholder’s method of accounting.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty. U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subject to information reporting to the IRS. In addition, a U.S. Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a U.S. Shareholder who furnishes an accurate taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS by filing a tax return.

19.	Depositary

The Offeror has engaged Computershare Investor Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

20.	Financial Advisor and Soliciting Dealer Group

CT Holdco, Tongling and CRCC have retained BNP Paribas and Macquarie to act as their financial advisors with respect to the Offer. BNP Paribas and Macquarie or their respective duly registered affiliates have the right to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges (each, a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada.

The Offeror may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee customary for such transaction for each Common Share deposited and taken up by the Offeror under the Offer (other than Common Shares held by a member of a Soliciting Dealer Group for its own account). The Offeror may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

21.	Information Agent

The Offeror has retained Georgeson Shareholder Communications Canada, Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

22.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

23.	Directors’ Approval

The contents of the Offer and the Circular have been approved, and the sending of the Offer and the Circular to the Shareholders has been authorized, by the board of directors of each of the Offeror, CT Holdco, Tongling and CRCC.

CERTIFICATE OF THE OFFEROR

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2010

by	(Signed) Dongqing Li	by	(Signed) Zhaoqi Wang
	Dongqing Li		Zhaoqi Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

(Signed) Shouhua Jin	(Signed) Guobin Hu
Shouhua Jin	Guobin Hu
Director	Director

CERTIFICATE OF CT HOLDCO

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2010

by	(Signed) Dongqing Li	by	(Signed) Zhaoqi Wang
	Dongqing Li		Zhaoqi Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

(Signed) Shouhua Jin	(Signed) Guobin Hu
Shouhua Jin	Guobin Hu
Director	Director

CERTIFICATE OF TONGLING

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2010

by	(Signed) Jianghong Wei	by	(Signed) Libao Wang
	Jianghong Wei		Libao Wang
	Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

(Signed) Wu Shao	(Signed) Huadong Gong
Wu Shao	Huadong Gong
Director	Director

CERTIFICATE OF CRCC

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: February 1, 2010

by	(Signed) Guangfa Zhao	by	(Signed) Shangbiao Zhuang
	Guangfa Zhao Chief Executive Officer		Shangbiao Zhuang Chief Financial Officer

On behalf of the board of directors

(Signed) Yuanchen Ding	(Signed) Jingui Huo
Yuanchen Ding Director	Jingui Huo Director

CONSENT OF LEGAL ADVISOR

TO: The Directors of the Offeror, CT Holdco, Tongling and CRCC

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated February 1, 2010 made by CRCC-Tongguan Investment (Canada) Co., Ltd. to the holders of common shares of Corriente Resources Inc.

Toronto, Canada	(Signed) Davies Ward Phillips & Vineberg LLP
February 1, 2010	Davies Ward Phillips & Vineberg LLP

SCHEDULE A

SECTION 300 OF THE BCBCA —
COMPULSORY AND COMPELLED ACQUISITIONS

The following provisions of the BCBCA are complex. Additional sections of the BCBCA and other applicable Laws may be important in understanding these provisions. Shareholders who wish to be better informed about these provisions should consult with their legal advisors.

Acquisition procedures

300 (1) In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

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(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

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The Depositary for the Offer is:

DEPOSITARY

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St. E	9th Floor
Toronto, ON	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082

The Information Agent for the Offer is:

INFORMATION AGENT

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
E-mail: gsproxygroup@gscorp.com

Any questions or requests for assistance or additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF CORRIENTE RESOURCES INC.

LETTER OF TRANSMITTAL
For Deposit of Common Shares
of
CORRIENTE RESOURCES INC.
under the Offer dated February 1, 2010 made by
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.,
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.,
a jointly-owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.,
AND
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON MARCH 25, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal, properly completed and executed, or a manually executed facsimile hereof, together with all other required documents, is to be used to deposit common shares (the “Common Shares”) of Corriente Resources Inc. (the “Company”) under the offer dated February 1, 2010 (the “Offer”) made by CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) to purchase all of the issued and outstanding Common Shares, including all Common Shares that may become issued or outstanding after the date of the Offer upon the exercise of any options of the Company, at a price of $8.60 in cash per Common Share, and must be received by Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office identified below.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. A Shareholder who utilizes the procedures for book-entry transfer established by DTC to accept the Offer by causing DTC to deliver an Agent’s Message of the book-entry transfer of such Shareholder’s Common Shares will be bound by the terms of this Letter of Transmittal as if executed by such Shareholder. A Shareholder who utilizes CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Common Shares are deposited by way of book-entry transfer without delivery of an executed Letter of

Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and related circular dated February 1, 2010 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Common Shares with the Depositary may be directed to the Depositary or the Information Agent. The contact details for the Depositary and the Information Agent are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU ALSO MUST COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 9, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 9.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: CRCC-Tongguan Investment (Canada) Co., Ltd.

AND TO: Computershare Investor Services Inc., as Depositary, at its Toronto, Ontario office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares (and/or any Common Shares deposited pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s) (if applicable) and the Common Shares deposited under the Offer:

Box 1
DESCRIPTION OF COMMON SHARES DEPOSITED UNDER THE OFFER*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Name(s) in Which Certificate(s)
	is (are) Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate(s)	Shares Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal or book-entry transfer, as applicable, (collectively, the “Deposited Common Shares”) and all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Support Agreement, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (ii) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Common Shares and any Distributions, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”) delivers to the Offeror the enclosed Common Share certificate(s) representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest

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in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares, and any and all Distributions.

If, on or after the date of the Support Agreement, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities convertible or exchangeable or exercisable into Common Shares, or disclose that it has taken or intends to take any such action, the undersigned agrees that the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the undersigned Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Support Agreement, the Company should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of the Company in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director and officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities on the appropriate securities registers maintained by or on behalf of the Company;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of the undersigned Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of the undersigned Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company;

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(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of the undersigned Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Common Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

The undersigned agrees not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company and not (without the Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

All amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of the Company. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned

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to the Depositary in writing. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of the Company, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Common Shares to the depositing holder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

6

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A
PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block “D” is checked) TO:

☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

*	The delivery instructions given in this Block B will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)
If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 9, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

8

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Please fill out your name and address below:

Name:
Address (Number and street):

City, State and Zip Code:

Payer’s Request for Taxpayer Identification Number (TIN)	Part 1 — PLEASE PROVIDE YOUR
TIN IN THE BOX AT RIGHT AND CERTIFY
	BY SIGNING AND DATING BELOW	Social Security Number

OR

Employer Identification Number

Part 2 —
Awaiting TIN ☐
Exempt ☐

CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (as defined below).

For federal income tax purposes, you are a U.S. person if you are: (i) an individual who is a U.S. citizen or U.S. resident alien, (ii) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, (iii) an estate (other than a foreign estate), or (iv) a domestic trust (as defined in Treasury Regulation Sec. 301.7701-7).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 2.

SIGNATURE DATE

NAME (Please Print)

ADDRESS (Number and street)

City, State and Zip Code

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

9

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE APPLICABLE BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature   Date

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Common Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at the office of the Depositary specified on the back of this Letter of Transmittal at or prior the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all Deposited Common Shares, together with this Letter of Transmittal (or a manually executed facsimile thereof) properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if so required in Instruction 4 below) and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario identified in this Letter of Transmittal at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

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3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the Letter of Transmittal is signed other than exactly as the name of the registered holder appears on the Common Share certificate, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the register of Shareholders maintained by or on behalf of the Company: (i) the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited therewith, the cash payable under the Offer is to be delivered directly to such registered holder, and the certificate(s) representing Common Shares in respect of which the Offer is not being accepted is (are) to be returned directly to such registered holder; or

(b)	Common Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the cash payable is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution except that no guarantee is required if the signature is that of an Eligible Institution.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) is (are) to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of the Company. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

12

7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in the Box entitled “Description of Common Shares Deposited under the Offer” on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block B on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.	Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block F on this Letter of Transmittal, entitled “Investment Dealer or Broker Soliciting Acceptance of the Offer”, and present a list of beneficial holders, if applicable.

9.	Substitute Form W-9 for U.S. Shareholders Only; Form W-8 for Certain Non-U.S. Shareholders

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER APPLICABLE LAW, (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that the holder is not subject to backup withholding either because (a) such holder is exempt from backup withholding, or (b) such holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS notified the holder that such holder is no longer subject to backup withholding, and (3) such holder is a U.S. person. For this purpose, you are considered a U.S. person if you are an individual who is a U.S. citizen or U.S. resident alien, a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate (other than a foreign estate), or a domestic trust (as defined in Regulations section 301.7701-7). A U.S. person that is a partner in a partnership generally would be required to provide a W-9 to the partnership.

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

13

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE OFFER.

10.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

11.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable (except as expressly permitted by the Offeror). All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(e)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(f)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address provided on the back page of this Letter of Transmittal.

12.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the Company’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a share certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

13.	Assistance

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY, THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER, COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING COMMON SHARES WITH THE DEPOSITARY.

14

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

14.	Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

15

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000 (“SSN”). Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000 (“EIN”). The table below will help determine the number to give the payer.

Give the NAME and SOCIAL
For this type of account:		SECURITY number of
1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or disregarded entity	The owner(3)

Give the NAME and SOCIAL
For this type of account:		SECURITY number of
6.	A valid trust, estate, or pension trust	Legal entity (do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.(4)

7.	Corporate or LLC electing corporate status on Form 8832	The corporation

8.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

9.	Partnership or Multi-Member LLC	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receive agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the owner. Use either SSN or EIN.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE:  IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9 (PAGE 2)

How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, check the “Awaiting TIN” box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note:  Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments.

Note:  If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

Exempt Payees

Backup withholding is not required on any payments made to the following payees:

(1)	An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	A trust exempt from tax under section 664 or described in section 4947.

17

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice.  Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN.  If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Failure to Report Certain Dividend and Interest Payments.  If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.

Misuse of TINs.  If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR OWN TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

18

The Depositary for the Offer is:

DEPOSITARY

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St E	9th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082

The Information Agent for the Offer is:

INFORMATION AGENT

North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859

E-mail: gsproxygroup@gscorp.com

Any questions or requests for assistance or additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. FOR ALL OUTSTANDING COMMON SHARES OF CORRIENTE RESOURCES INC.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares
of
CORRIENTE RESOURCES INC.
under the Offer dated February 1, 2010 made by

CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.,
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.,
a jointly-owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.,
AND
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON MARCH 25, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated February 1, 2010 (the “Offer”) made by CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Corriente Resources Inc. (the “Company”), including all Common Shares that may become issued or outstanding after the date of the Offer upon the exercise of any options of the Company, at a price of $8.60 in cash per Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and related circular dated February 1, 2010 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Notice of Guaranteed Delivery are in Canadian dollars, except where otherwise indicated.

Shareholders should contact the Depositary, the Information Agent, their broker or other financial advisor for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Common Shares with the Depositary. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario identified in the Letter of Transmittal at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the Expiry Time.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario identified on this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office of the Depositary other than its office in Toronto, Ontario does not constitute delivery for purposes of satisfying a guaranteed delivery.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal, properly completed and executed, or a manually executed facsimile thereof, covering such Common Shares with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and (c) all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Time. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

2

TO: CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.

AND TO: Computershare Investor Services Inc., as Depositary, at its Toronto, Ontario office set out herein

By Mail: P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Hand or by Courier: 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions	By Facsimile Transmission: 1-905-771-4082

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT ABOVE AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THAT SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

The undersigned hereby deposits with CRCC-Tongguan Investment (Canada) Co., Ltd., upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

DESCRIPTION OF COMMON SHARES DEPOSITED UNDER THE OFFER*
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed
Delivery in the form below.)
Name(s) in Which
Certificate(s) is
(are) Registered
	(please print and fill	Number of Common
Certificate Number(s)	in exactly as name(s)	Shares Represented	Number of Common
(if available)	appear(s) on certificate(s))	by Certificate(s)	Shares Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code /Zip Code

Daytime Telephone Number

4

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Vancouver time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

5

The Depositary for the Offer is:

DEPOSITARY

By Mail	By Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St E	9th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082

The Information Agent for the Offer is:

INFORMATION AGENT

North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859

E-mail: gsproxygroup@gscorp.com

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION

1.1	Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc. [1]

1.2	Form of Lock-Up Agreement. [1]

1.3	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd.

1.4	Notice of CRCC-Tongguan Investment Co., Ltd., dated February 1, 2010.

[1]	Incorporated by reference to the Schedule 13D filed by Tongling Nonferrous Metals Group Holdings Co., Ltd, China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. on January 7, 2010.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings

a.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a)	A written irrevocable consent and power of attorney on Form F-X is being filed by each of CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited concurrently with the filing of this Schedule 14D-1F.

(b)	Any change to the name or address of a registrants’ agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES
     By signing this Schedule, CRCC-Tongguan Investment (Canada) Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment (Canada) Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: February 2, 2010	CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, CRCC-Tongguan Investment Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: February 2, 2010	CRCC-TONGGUAN INVESTMENT CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, China Railway Construction Corporation Limited consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Railway Construction Corporation Limited’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: February 2, 2010	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
	By:	/s/ Zhiliang ZHOU
		Name:	Zhiliang ZHOU
		Title:	Authorized Representative

     By signing this Schedule, Tongling Nonferrous Metals Group Holdings Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Tongling Nonferrous Metals Group Holdings Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: February 2, 2010	TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
	By:	/s/ Dongqing LI
		Name:	Dongqing LI
		Title:	Authorized Representative